PURPLE ENVELOPE LLC
OPERATING AGREEMENT

This Operating Agreement dated as of August 20, 2018 by the Managers herein and the persons who from time to time may execute this Agreement who are listed as Members on Exhibit "A" hereto, as may be amended.

WHEREAS, the Managers (as defined below) hereby represent and agree that they filed, on behalf of the Company, Articles of Organization with the Secretary of State for the State of California, and that they desire to enter into an operating agreement in accordance with the California Revised Uniform Limited Liability Company Act.

WHEREAS, the parties to this Agreement (individually referred to as a "Member" and collectively as the "Members") desire to form a limited liability company for the purposes and on the terms and conditions set forth in this Agreement.

WHEREAS, the Company desires to provide for the governance of the Company and the conduct of its business, and to specify the relative rights and obligations of the Managers and Members;

WHEREAS, the parties hereunder desire to enter into this Agreement to express the terms and conditions of their membership in the Company and their respective rights and obligations with respect thereto; and

NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained, and other good and valuable consideration, receipt of which is hereby acknowledged by each party to the others, the parties hereto, for themselves, their respective heirs, executors, administrators, successors and assigns, hereby agree as follows:

ARTICLE I
Definitions

The defined terms used in this Agreement shall have the meanings specified in this Article I.

"Act" shall mean the Beverly-Killea Limited Liability Company Act, contained in California Corporations Code sections 17000 et seq., as amended from time to time, and the provisions of any succeeding law.

"Affiliate" shall mean with respect to any Member, a Person that directly or indirectly, through one or more intermediaries, has control of, is controlled by, or is under common control with, such Member. For these purposes, control means the possession, directly or indirectly, of the power to direct or cause the direction of the management of any Person whether through the ownership of voting securities, by contract, or otherwise.

"Agreement" shall mean this Agreement, in its original form and as amended from time to time.

"Bankruptcy" shall mean with respect to any Person, being the subject of an order for relief under Title 11 of the United States Code, or any successor statute or other statute in any foreign jurisdiction having like import or effect.

"Certificate of Organization" shall mean the Company's Articles of Organization as filed with the Office of the Secretary of State, as it may be amended, supplemented, or restated from time to time.

"Capital Account" shall have the meaning set forth in Section 3.2.

"Capital Contribution" shall mean with respect to any Member, Cash Capital Contribution and Other Capital Contribution, collectively. "Cash Capital Contribution" shall mean the amount of money contributed to the Company, in consideration of a Membership Interest held by such Member; and "Other Capital Contribution" shall mean the agreed fair market value of any property (other than money) contributed to the Company [net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under the Code (as hereinafter defined) section 752], and the agreed fair market value of any services rendered or any obligation to render services to the Company, in consideration of a Membership Interest held by such Member. A Capital Contribution shall not be deemed a loan.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of any succeeding law).

"Company" shall have the meaning set forth in Section 2.1.

"Departing Member" shall mean any Member whose conduct results in a Dissolution Event (defined below) or who withdraws from the Company in accordance with Section 4.7, where such withdrawal does not result in Dissolution (defined below) of the Company.

"Deferments" means arrangements for the deferral of some or all of the costs of goods and/or services (e.g. acting, writing, directing, and producing) provided by the suppliers of such goods and/or services, and which all Deferments shall be approved by the Managers in accordance with Section 2.5 of this Agreement.

"Dissolution" shall mean (i) when used with reference to the Company, the earlier of (a) the date upon which the Company is terminated under the Act, or any similar provision enacted in lieu thereof, or (b) the date upon which the Company ceases to be a going concern, in accordance with Article IX herein, and (ii) when used with reference to any Member, the earlier of (a) the date upon which there is a Dissolution of the Company or (b) the date upon which such Member's entire interest in the Company is terminated by means of a distribution or series of distributions by the Company to such Member.

"Dissolution Event" shall mean one or more of the following: the death, resignation, retirement, expulsion, or bankruptcy of all Members.

"Distribution" shall mean the transfer of money or property by the Company to the Members without consideration in accordance with this Agreement.

"Economic Interest" shall mean a Person's (defined below) right to share in the Profits, Losses or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member including, without limitation, the right to vote or to participate in the management of the Company, or, except as provided otherwise herein, any right to information concerning the business and affairs of the Company.

"Fiscal Year" shall mean the Company's fiscal year, which shall be the calendar year.

"Losses" shall mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable loss for such year or period, determined in accordance with Code section 703(a).

2

"Gross Asset Value" shall mean the adjusted basis for Federal income tax purposes of each item of Company property.

"Indemnified Person" shall have the meaning set forth in Section 4.2.

"Funding Agreements" shall mean the agreements pursuant to which Members have contributed capital in connection with the development, production, and exploitation of the Picture.

"Just Cause Event" shall have the meaning set forth in Section 2.5.4.

"Managers" shall have the meaning set forth in Section 2.5.

"Maximum Capitalization" means an amount equal to the following: Five Hundred Thousand United States Dollars (US$500,000.00) in Capital Contributions made by the Members, which such amount may include up to Three Hundred Thousand Dollars (US$300,000.00) in Equity Contributions; One Hundred Thousand United States Dollars (US$100,000.00) in Other Capital Contributions; and, an additional One Hundred Thousand United States Dollars (US$100,000.00) in loans or other debt financing subject to the terms and conditions of this Agreement. The Maximum Capitalization shall not be exceeded without the approval of all of the Membership Interests.

"Materials" shall have the meaning set forth in Section 9.2.

"Member" or "Members" mean each Person who (1) has been admitted into membership in the Company; (2) executes or causes to be executed this Agreement and any subsequent amendments hereto; and (3) has not engaged in conduct resulting in a Dissolution Event or terminated membership for any other reason.

"Membership Interest" or "Membership Interests" shall have the meaning set forth in Section 2.4.1.

"Net Income" or "Net Loss" shall mean with respect to each fiscal year or other period, an amount equal to the Company's Taxable Income or Tax Loss, as the case may be, for such year or period, together with the following adjustments:

(a)   any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition shall be added to such Taxable Income or decrease Tax Loss; and

(b)   any expenditures of the Company described in Code Section 705(a) (2) (B) or treated as Code Section 705(a) (2) (B) expenditures and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition shall be subtracted from such Taxable Income or decrease Tax Loss.

"Ownership Change" shall have the meaning set forth in Section 6.2.2.

"Person" shall mean any individual, partnership, limited partnership, corporation, limited liability company, registered limited liability partnership, unincorporated organization, or association, trust, estate or other entity.

"Picture" shall mean the feature length motion picture presently entitled "Beta" written and to be directed by Jim Cummings. ("Cummings").

"Principal" means the natural Person, which is in ultimate control of a Member.

"Proceeding" shall have the meaning set forth in Section 4.2.

"Regulations," as used in this Agreement, refers to the income tax regulations of the United States Treasury Department promulgated under the Code, including any temporary regulations, and any successor regulations, which may be promulgated.

"Secretary of State" shall mean the California Secretary of State.

"Taxable Income" or "Tax Loss" shall mean with respect to each fiscal or other period, an amount equal to the Company's taxable income or loss for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be separately stated pursuant to Code Section 703(a) (1) shall be included in such taxable income or loss).

"Transfer" shall mean to sell, give, transfer, pledge, hypothecate, assign or in any way whatsoever, encumber or dispose, directly or indirectly any Membership Interest.

ARTICLE II
Organization, Members, Managers

2.1   Formation and Duration.   The Managers(s) hereby confirm they have formed a limited liability company (the "Company"), pursuant to the provisions of the Act and this Agreement, by causing the Certificate of Organization to be filed on May 11, 2015 (a copy of which is attached hereto as Exhibit "B"). The period of duration of the Company ("Period of Duration") shall commence on the date of the filing of the Articles with the California Secretary of State, and shall continue in perpetuity unless the Company is terminated or dissolved sooner in accordance with the provisions of this Agreement.

2.2   Name and Addresses.

    2.2.1   Company Name: The name of the Company is Purple Envelope LLC.

    2.2.2   Principal Place of Business: The Company will have its principal place of business at 6138 Franklin Ave #320 Los Angeles, CA 90028 or at any other address within the State of California designated by the Managers. The Company shall maintain its principal executive offices at its principal place of business, as well as maintaining at that location all records and documents which it is required to keep by the Act.

    2.2.3   Names and Addresses of Members: The name, present mailing address, and Membership Interest of each Member are defined in Exhibit A.

    2.2.4   Names and Addresses of Managers: The names and present mailing addresses of the Managers are defined in Exhibit C.

2.3   Purpose.   The purpose of the Company is to engage in the development, production and exploitation of the Picture and to conduct such other activities as may be necessary or advisable in connection with the foregoing.

2.4   Members and Membership Interest.

2.4.1   The original Members of the Company and their Membership Interest(s) (individually a "Membership Interest" or collectively the "Membership Interests") shall be as indicated in Exhibit A. A Member's Membership Interest is its interest of the Company's assets, liabilities, capital, Net Income, or Net Loss, subject to the provisions of this Agreement and the Act. The "Membership Interest" for Members providing a Capital Contribution (excluding the Managers unless the Managers provided a Capital Contribution other than management services) shall be calculated based on each such respective Member's Capital Contributions divided by the total Capital Contributions received by the Company and then multiplied by 70%.

2.4.2   Additional Members may be admitted to the Company as approved by the Managers in accordance with Section 2.5 below, and provided that such Person agrees in writing to be bound by the terms of this Agreement, the Certificate of Organization, and an Investor Agreement. Subject to the terms of the Investor Agreements, unless named in this Agreement, or unless provided herein, no Person shall be considered a Member, and the Company need deal only with the Members so named and so admitted. If any additional Members are so admitted, the Members' Membership Interest shall be diluted in accordance with the terms hereof. Exhibit A shall be amended to include the name, present mailing address, taxpayer identification number, and Membership Interest of any additional Members.

2.4.3   It is the intent of the Members of this Company that this Company is manager-managed and the Managers shall participate actively in the management of the Company and act as the agents of the Company, except as limited by the provisions contained in Section 2.5.

2.4.4   The Company shall not be required to hold annual or other meetings of the Members. Any action, which may be taken at any meeting of the Members, may be taken without a meeting and without prior notice if consent in writing, providing for the action so taken is signed by the Managers in accordance with Section 2.5, subject to the Act. All such consents shall be filed and maintained in the Company's records.

2.4.5 Notwithstanding any Member's Membership Interests in the Company, Members shall, without any obligation to the other Members of Company, be entitled to engage in and/or possess any interest in other businesses and investment ventures or transactions, of any nature or description, independently or with others, whether existing as of the date hereof or hereafter coming into existence, and whether or not directly or indirectly competitive with the business of the Company and shall not be obligated to present any investment or business opportunity to the Company, even if such opportunity involves a business similar to that of Company.

2.4.6   No Member shall be personally liable for the debts, obligations, liabilities, or judgments of the Company solely by virtue of his, her, or its membership in the Company, except as expressly set forth in this Agreement or as required by law.

2.4.7   Neither the Company nor the Managers, nor any or all Members may take any action that will have the effect of exposing any Member to personal liability for the obligations of the Company, without first obtaining the prior written consent of such Member.

2.5   Management.

2.5.1   Except for situations in which the approval of the Members is required by the Act or this Agreement, the Company shall be managed and controlled solely by its Managers (the "Managers") who shall hold office until a successor is elected and qualified. A Manager may but need not be a Member. The Managers shall perform Manager's duties under this Agreement with ordinary prudence and in a manner characteristic of a person or entity in similar circumstances. Except as otherwise expressly provided in this Agreement or the Act, the Members shall have no right to control or manage, nor shall they take any part in the control or management of, the property, business or affairs of the Company, but they may exercise the rights and powers of Members under this Agreement and under the terms of the Investor Agreements. The signature of two (2) of the Managers shall be required to bind the Company.

2.5.2   The Members hereby elect Jim Cummings ("Cummings") and PJ Mccabe ("Mccabe") as the Managers of the Company. The Managers shall be responsible for the day-to-day business, operations, and affairs of the Company; shall have such powers as are usually exercised by senior officers of California limited liability companies; and shall have the authority to bind the Company through the exercise of such powers subject to, and to the extent consistent with, the terms of this Agreement. The Managers shall have exclusive control and decision-making authority over all aspects of the Picture, including development, pre-production, production, post-production, business management, including signing authority on all bank accounts; provided, however, that Cummings shall have the sole discretion to create and complete the final cut of the Picture.

2.5.3   Subject to the terms of any agreements Company enters into with third parties, it is understood and agreed that the Managers shall make all decisions relating to the Picture by a unanimous vote, except in the following circumstance only:
    (b) The final cut of the Picture shall be determined as set forth in Section 2.5.2 immediately above; and,
    (c) In the event of a deadlock, a tie breaking vote shall be given to the Picture's Producer, Matt Miller ("Miller").

2.5.4   The Managers shall continue to serve as the Managers until either of voluntary withdrawal, permanent disability, death or removal by a vote of the majority of the Membership Interest as a result of a Just Cause Event. Any vacancy occurring with regard to a Manager may be filled (but need not be filled) by an election at a special meeting of the Members called for that purpose. Any Manager elected to fill a vacancy shall be elected for the unexpired term of the Manager's predecessor in office. Any Manager may resign at any time by written notice to the Company. "Just Cause Event" shall mean only criminal activity (i.e. a criminal act, fraud or embezzlement, whether or not such act results in a criminal charge or conviction). A Manager may withdraw as a Manager only by vote of the majority of the Membership Interest. For purposes of clarification, such vote may include the vote of the withdrawing Manager. Any withdrawal shall be without prejudice to the rights, if any, of such Manager under such Manager's respective services agreement (including, without limitation, in connection with any credit and/or compensation provisions set forth therein, in accordance with the terms of thereof). Additionally, the withdrawing Manager shall not retain any Membership Interest as set forth in Exhibit A. Upon the effectiveness of such withdrawal, the Members may, by the consent of the majority of the Membership Interest, elect a successor Manager to continue the business of the Company. In the event of the withdrawal, incapacity/permanent disability, or death of a Manager (or principal of the Manager, as applicable), a new Manager may be named by the majority of the Membership Interest; however, the withdrawing/incapacitated/deceased Manager (or such Manager's heirs or successor) shall retain such Manager's Economic Interest, if any.

2.5.5   Subject to the terms of this Section 2.5.5 the Managers shall devote sufficient time to the management of the Company's business as is reasonably necessary. The Managers and Members acknowledge, however, that the Managers shall not be required to devote a majority of their respective working time to the management of the Company's affairs. The Managers have the right to engage in any other business of any nature or type whatsoever, including, without limitation, a business that competes directly with the business of the Company.

2.5.6   Neither the Company nor any Member may take any action that will have the effect of exposing any of the Managers of the Company to personal liability for the obligations of the Company, without first obtaining the written consent of such Manager.

2.5.7   The Managers may receive compensation for services rendered in connection with the Picture (e.g., producer, director, acting fees and/or "Profit Participation," as defined below, in connection therewith) and not in the capacity of a Manager of the Company, which shall be set forth in separate service agreements for any and all of the Managers. The Managers shall also be entitled to reimbursement for the actual cost of goods and services provided to the Company.

2.5.8   The fiduciary duties the Managers owe to the Company in connection to the Managers' management duties hereunder, and to the Members of the Company, are those of a partner to a partnership and to the partners of the partnership.

2.5.9   As long as the Managers act in accordance with Section 2.5.8, the Managers shall not incur liability to any other Member or to the Company for any act or omission which occurs while in the performance of services for the Company.

2.5.10 The Company designates Jim Cummings, as Tax Matters Partner as defined in Code section 6231 [26 USCS § 6231], to represent the Company, at the Company's expense, in all examinations of the Company's affairs by taxing authorities and to expend Company monies to obtain necessary professional services in connection with such examinations, but retains the right to make such a designation by amendment to this Agreement, in the manner provided in this Agreement for amendments.

ARTICLE III
Capital; Capital Accounts

3.1 Capital Contributions.

3.1.1   Each Member shall make the Capital Contribution set forth within the applicable Investor Agreement(s) by and between the Company and respective Members in connection with the Picture. Notwithstanding the foregoing, the Managers shall have the unfettered right to accept or reject, in their discretion in accordance with Section 2.5, any proposed Capital Contribution, subject to the terms of this Agreement. All Persons whose Capital Contributions are accepted by the unanimous approval of the Managers shall be deemed Members. For purposes of clarification, a Manager's respective Capital Contributions in the form of management services to the Company, as set forth in Exhibit A, shall not be deemed a Cash Capital Contribution, and no Capital Account Amount shall be allocated to such services, provided, however, a Manager may, at the Managers' election, deem their compensation in connection with their respective services on the Picture (e.g. acting, writing, directing, and producing) as Other Capital Contribution. The Capital Contributions shall not exceed the Maximum Capitalization without the prior written consent (email shall be sufficient) of all of the Membership Interests.

3.1.2   Except as provided in Section 3.1.3, no Member shall be required to make any other contribution of capital to the Company, in cash or any other property.

3.1.3   Whenever it is determined by the Managers that the capital of the Company is likely to become insufficient for the conduct of Company business, the Managers shall make reasonable good faith efforts to procure additional capital contributions, subject to the Maximum Capitalization, provided that in no event shall the Managers be required to invest their own capital for any of Company's business.

3.1.4   Any loans and/or debt to the Company (whether from the Members or from unrelated third parties) shall be payable by the Company on such terms as the parties shall mutually agree, may bear reasonable interest (which may include, without limitation, premium return and/or default penalty), shall constitute an obligation of the Company which shall be prior to the return of capital or any distribution provided for in this Agreement, may secure these loans and/or debt financing with the assets and income of the Company and/or such loans and/or debt financing may be without recourse. Notwithstanding the foregoing, Company's incurrence of any indebtedness shall at all times remain subject to the terms of the Investor Agreements and the Maximum Capitalization. For purposes of clarification, any lenders providing such loans and/or debt financing may have a security interest in the assets and income of the Company.

3.1.5   No Member shall be entitled to withdraw any part of their Capital Contribution from the Company or to receive any distribution from the Company, except as expressly provided for in this Agreement and/or the Investor Agreement(s). No Member shall be entitled to demand or receive any property from the Company other than cash as expressly provided herein and/or the Investor Agreement(s). Each Member hereby waives its right to partition any of the Company's assets and property. No Member with a negative balance in its capital account shall have any obligation to the Company or the other Members to restore such negative balance.

3.1.6   No Member shall be paid interest on any Capital Contribution, except as provided pursuant to the terms herein and in the Investor Agreement.

3.2   Capital Accounts.   An individual capital account (a "Capital Account") shall be maintained for each Member in accordance with the following provisions:

3.2.1   Each Member's capital contribution to the Company is as set forth on Exhibit "A" hereto. The amount of capital contributed by Members and the terms of recoupment of capital contributions made by such Members to the Company, and profit participation in the Company, shall be memorialized within Investor Agreement(s) to be executed by and between the Company and such Members. The aggregate amount of capital contributions made by any particular Member to the LLC pursuant to such Investor Agreement(s) shall be deemed his/her "Capital Account."

3.2.2   Each Member's Capital Account shall be charged with (1) the amount of cash distributed to such Member by the Company (other than cash distributed in repayment of any loan by such Member to the Company or as payment of interest thereon); (2) the amount of such Member's allocable share of Net Loss pursuant to Article VI hereof; (3) the Gross Asset Value of any property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code); and (4) the amount of any expenditures described in Code Section 705(a) (2) (B), or treated as a Code 705(a) (2) (B) expenditure, allocated to such Member.

3.2.3   In the event that any Membership Interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

ARTICLE IV
Limitations on Liability, Indemnification

4.1   Limitations on Liabilities.   Except as expressly provided under the Act, the Members shall have no personal liability for the losses, debts, claims, expenses, or encumbrances of or against the Company or its property.

4.2   Right to Indemnification.

(a) The Company shall indemnify and hold harmless each of the Members, and each of their respective officers, directors, shareholders, partners, members, trustees, beneficiaries, employees, agents, heirs, assigns, successors-in-interest and Affiliates, (collectively, "Indemnified Persons") from and against any and all losses, damages, liabilities and expenses, (including costs and reasonable attorneys' fees), judgments, fines, settlements and other amounts (collectively "Liabilities") reasonably incurred by any such Indemnified Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil, criminal, administrative or investigative and whether threatened, pending or completed (collectively a "Proceeding"), in which any such Indemnified Person may be involved, or with which any such Indemnified Person may be threatened, with respect to or arising out of any act performed by the Indemnified Person or any omission or failure to act if (i) the performance of the act or the omission or failure was done in good faith and within the scope of the authority conferred upon the Indemnified Person by this Agreement or by the Act, except for acts of willful misconduct, gross negligence or reckless disregard of duty, acts which constitute a material breach of this Agreement from which such Indemnified Person derived an improper personal benefit, or (ii) a court of competent jurisdiction determines upon application that, in view of all of the circumstances, the Indemnified Person is fairly and reasonably entitled to indemnification from the Company for such liabilities as such court may deem proper. The Company's indemnification obligations hereunder shall apply not only with respect to any Proceeding brought by the Company, or a Member, but also with respect to any Proceeding brought by a third party. For purposes of clarification, the indemnification obligation shall not apply in a Proceeding brought by the Company against the Indemnified Person or the Indemnified Person against the Company.

(b) Each Member shall and does hereby agree to indemnify and save harmless the Company, the Managers, the Managers' and Company's Affiliates, counsel and consultants, officers, assigns, etc. and each other Member, their officers, assigns, etc. from any and all liabilities resulting from (i) a breach by such Member of any of the warranties and representations contained in this Agreement made by such Member; (ii) the untruth of any of the warranties and representations contained herein; and (iii) any claims arising from any third party that such Member has contracted with in connection with the Picture. If such warranties and representations either are breached or are not true, the Member who breached such warranties and/or representations, shall, at the election of the majority of the Membership Interest, be subject to a rescission of such Member's rights or interests in the Company.

(c) The right to indemnification conferred in Section (a) above shall be a contract right and shall include the right to require the Company to advance the expenses incurred by the Indemnified Person in defending any such Proceeding in advance of its final disposition; provided, however, that, if the Act so requires, the payment of such expenses in advance of the final disposition of a Proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of the Indemnified Person, to repay all amounts so advanced if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified under Section (a) or otherwise.

(d) The Company may, to the extent authorized from time to time by the majority of the Membership Interest, grant rights to indemnification and to advancement of expenses to any Officer, employee, or agent of the Company to the fullest extent of Sections (a) and (c) above.

(e) Any indemnification under Section 10.1 shall be satisfied solely out of the assets of the Company. No Member shall be subject to personal liability or required to fund or to cause to be funded any obligation by reason of these indemnification provisions.

4.3   Survival.   Indemnification under this Article shall continue as to a Person who has ceased to serve in the capacity that initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Article shall be deemed contract rights, and no amendment, modification, or repeal of this Article shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification, or repeal.

4.4 <u>Insurance.</u>   The Company may purchase and maintain insurance, at its expense, to protect itself and any Indemnified Person against any expense, liability, or loss.

ARTICLE V
Distributions

5.1   <u>Distributions.</u>   The time and amount of any distributions of funds of the Company shall be made as sec forth in Exhibit D attached hereto and incorporated herein by this reference. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Members pursuant to this Section. Notwithstanding anything to the contrary herein, the Company may, but shall not have the obligation to, set up a collection account for the distribution of Company Gross Revenue (as defined in Exhibit D), at the Managers' sole discretion in accordance with Section 5.2.

5.2   <u>Apportionment of Distributions.</u>   Distributions shall be made to each Member entitled thereto, in proportion to their respective Membership Interests.

5.3   <u>Allocation to Third Parties</u>. Subject to Section 5.1, the Managers shall have the right to allocate to parties furnishing rights, monies or services to the Picture (including, without limitation, to the Managers in their capacities other than as Managers of the Company) in the form of profit participation ("Profit Participation"). Such Profit Participation shall be in the form of profit participation only from the "Producer's Share of Net Proceeds" (as defined in Exhibit D), and which such Profit Participation will be deducted on a pro rata, pari passu basis (i.e., 25% of such participations to be borne by each Manager) from the Net Proceeds otherwise payable to the Managers as set forth in Exhibit D. For purposes of clarification, a Manager may be accorded Profit Participation in the Producer's Share of Net Proceeds pursuant to the service agreement of a respective Manager (e.g. a director agreement, producer agreement, etc.), and the Profit Participation accorded to Cummings in consideration of the directing and writing services rendered by Cummings shall be deducted on a pro-rata, pari passu basis from the Net Proceeds otherwise payable to each of the Managers as otherwise set forth in Exhibit D.

5.4   <u>Minimum Distributions.</u>   Notwithstanding any provision contained in this Agreement to the contrary, in order to permit the Members to pay taxes on their allocable share of the taxable income of the Company, the Managers shall cause the Company, within its sole discretion, to distribute from available cash, not later than March 1st of each fiscal year, an amount equal to the excess, if any, of (i) the product of the taxable income of the Company determined on a cumulative basis for all years (through and including the immediately preceding tax year) of the term of the Company multiplied by the sum of the highest applicable federal, state, and local marginal tax rates then in effect (such product to be adjusted to reflect any federal tax deduction for state and local taxes), over (ii) all amounts previously distributed pursuant to this Section 5.

ARTICLE VI
Allocations

6.1   <u>Allocations of Net Income and Net Losses.</u>   Net Income and Net Loss shall be allocated as follows:

(a)   Net Income shall be allocated among the Members in accordance with their respective Membership Interests.

(b) Net Loss shall be allocated among the Members in accordance with their respective investment(s) in the Picture as reflected in the Investor Agreement(s).

6.2 Allocation Rules.

6.2.1 Each separate item of income, deduction, gain, and loss of the Company shall be allocated among the Members in the same proportion as the portion of the total Net Income or Net Loss for the period which is credited or charged to the Capital Account of each Member bears to the total Net Income or Net Loss for such period.

6.2.2 If the Membership Interests of the Members change during a year, then, Net Income or Net Loss for such year shall be allocated among the Members for the periods before and after the date on which the change in Membership Interests (hereinafter called "Ownership Change") became effective, based on an interim closing of the books. For purposes of this Section 6.2, an Ownership Change shall be effective (1) on the first day of the calendar month in which the Ownership Change occurred, if the Ownership Change occurred on or before the 15th day of such calendar month, or (2) on the last day of the calendar month in which the Ownership Change occurred, if the Ownership Change occurred after the 15th day of such calendar month. This Section 6.2.2 shall apply both for purposes of computing a Member's Capital Account and for allocation purposes.

ARTICLE VII
Transfers of Membership Interests;
Member Approval

7.1 Transfers of Membership Interests. No Member shall have the right to transfer, assign or otherwise dispose of all or any portion of their Membership Interest or withdraw from the Company except with the unanimous and sole approval of the Managers (which consent may be arbitrarily withheld). Approval of the Managers shall not however be required for (1) a transfer between Members, (2) transfer by a Member to an Affiliate, or (3) transfers by a Member to and among their family members or trusts for the benefit of family members, subject in each case (1), (2) and (3) to the provisions of Section 7.2 below. Any Member or departing Member whose interest in the Company is sold pursuant to this Section is not relieved thereby of any liability he, she, or it may owe the Company, if any.

7.2 Substitute Members. Anything to the contrary contained in this Agreement notwithstanding, the assignee of or successor to a Membership Interest shall have the right to become a substituted Member in the Company only if the assignee (1) agrees in writing to be bound by the terms of this Agreement and the Certificate of Organization, (2) pays the reasonable costs incurred by the Company in preparing and recording any necessary amendments to this Agreement and the Certificate of Organization, and (3) obtains the approval of the Managers.

7.3 Member Approval. The affirmative vote of Members holding over sixty percent (60%) or more of the Membership Interests then held by Members shall be required to approve any matter that is submitted by the Managers to the Members for a vote.

ARTICLE VIII
Dissolution, Liquidation, and Termination

8.1 Dissolution. The Company shall be dissolved and its affairs wound up upon the approval of the Managers in accordance with Section 5.1, and as otherwise allowed pursuant to the Act. The bankruptcy, death, insanity, retirement, resignation, withdrawal or expulsion of any Member or of a

Manager shall not result in the dissolution of the Company or cause any interruption in the conduct of its business.

 8.1.1 Upon dissolution of the Company, the Company shall immediately commence to wind up its affairs and the Members shall proceed with reasonable promptness to liquidate the business of the Company.

 8.1.2 During the period of the winding up of the affairs of the Company, the rights and obligations of the Members and Managers shall continue.

 8.2 <u>Liquidation.</u> The Company shall terminate after its affairs have been wound up and its assets fully distributed in liquidation as follows:

(a) First, to the payment of the debts and liabilities of the Company (other than loans made by a Member or an Affiliate of a Member to the Company) and the expenses of liquidation;

(b) Next, to the setting up of any reserves which the Managers may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company provided that any reserves not necessary to satisfy such liabilities or obligations are distributed as soon as practicable;

(c) Next, to the Members or an Affiliate of a Member, to the extent such Persons have made loans to the Company, an amount equal to any unpaid accrued interest on, and then the principal balance of, such loans; provided, however, that in the event the liquidation proceeds shall be insufficient to pay all such interest and principal, payment first shall be made of interest on such loans in the order in which such loans were made and then repayment of the principal shall be made in the order in which such loans were made;

(d) Next, to the Members, in proportion to and up to the amount of their positive Capital Account balances (after taking into account all adjustments to Capital Accounts as provided in this Agreement for all periods including such fiscal year); and

(e) Thereafter, to the Members in proportion to their respective Membership Interests, in effect on the date of dissolution.

 8.3 <u>Cancellation of Certificate of Organization.</u> Upon the completion of the liquidation of the Company's property, the Managers shall cause the cancellation of the Certificate of Organization in California and all other qualifications of the Company as a foreign limited liability company in jurisdictions other than the State of California.

ARTICLE IX
Company Property

 9.1 <u>Company Property.</u> The Company's property shall consist of all Company assets and all Company funds, including but not limited to, the Picture, and the copyright therein.

 9.2 <u>Copyright to the Picture.</u> Company shall own, solely and exclusively, on a worldwide basis, the entire copyright (and all extensions and renewals of copyright) in and to the Picture and all film, tape, databases and other physical materials embodying the same and/or created in connection therewith, as well as the screenplay for the Picture, all characters, events, stories, narratives, dialogue, music, effects and other elements contained therein and all of the results and proceeds of Company's services (collectively, the "Materials"), and may, at its option, file copyright registrations for all rights associated with or derived from the Picture in Company's name.

9.3   It is understood and agreed that upon dissolution of the Company, if all the rights in the Picture and/or its underlying property (to the extent owned by the Company) have not been disposed of by the Company prior to such dissolution, then any and all copyrights and copyright rights ancillary thereto of the Company in and to the Picture and/or its underlying property (to the extent owned by the Company) shall be promptly transferred to the Managers in equal portions to each of the Managers,, unless otherwise specified in this Agreement or any other agreement in connection with the Picture and the Managers shall assume all responsibility and obligations (including repayment obligations to the Members and disbursement of Profit Participations to third parties) in connection with the Picture. In furtherance thereof, the Managers shall promptly execute all necessary and proper assignments and/or other documents to effectuate said transfer.

ARTICLE X
Records and Accounting; Fiscal Affairs

10.1   Fiscal Year.   The end of the fiscal year of the Company shall be December 31.

10.2   Bank Accounts.All funds of the Company shall be deposited in such bank or savings and loan account or accounts as shall be designated by the Managers. Withdrawals from any such bank account shall be made upon such signature or signatures as the Manages may designate and shall be made only for the purposes of the Company.

10.3   Books and Records.   The Managers shall, at the Company's cost and expense, maintain full and accurate books of the Company, in accordance with the Company's accounting policies consistently applied, at the principal place of business of the Company, showing all receipts and expenditures, assets and liabilities, Net Income or Net Loss, and all other records necessary for recording Members of the Company's business and affairs, including those sufficient to record the allocations and distributions provided for in this Agreement. The books and records shall, upon reasonable prior notice to the Company, be open for inspection and copying by any Member or their duly authorized representatives during regular business hours at such principal place of business. Any expense for any inspection or examination shall be borne by the Member causing such inspection or review to be conducted. Any information obtained by a Member with respect to the affairs of the Company shall, except as may be required by law, be kept strictly confidential.

10.4   Tax Status.   Each of the Members hereby recognizes that the Company will be treated as a partnership for Federal and California tax purposes and will be subject to all Provisions of Subchapter K of Chapter 1 of Subtitle A of the Code. The Managers shall use all reasonable efforts to cause the Company's accountants to prepare and make timely filings of all tax returns and statements that the accountants determine must be filed on behalf of the Company with any taxing authority. Cummings is hereby designated as the "tax matters partner" for the Company (as such term is defined in Section 6231(a)(7) of the Code). The Company's accountants shall provide a copy of such returns and statements to each Member before the actual filing of such return.

10.5   Tax Returns.   The Managers shall cause all income tax and information returns for the Company to be prepared by the Company's accountant and shall cause such tax returns to be timely filed with the appropriate authorities. Copies of such tax and information returns shall be kept at the principal office of the Company or at such other place as the Managers shall determine and shall be available for inspection by the Members or their representatives during normal business hours.

ARTICLE XI
Power of Attorney

11.1   Power of Attorney.

(a)   Each Member hereby constitutes and appoints the Managers, its true and lawful attorney, in its name, place and stead, to make, execute, consent to, swear to, acknowledge, record and file:

(i)   Any and all amendments to the Certificate of Organization, and any instrument which may be required to be filed by the Company or the Members under the laws of the State of California and any amendments or modification of such instruments, provided that this power of attorney shall not be construed to authorize any such amendments without the unanimous consent of the Members; and

(ii)   All certificates and other instruments which may be required to effect the dissolution and termination of the Company pursuant to the provisions hereof; provided, however, that the Managers shall not take any action as attorney(s)-in-act for any Member which could in any way increase the liability of such Member beyond his liability expressly set forth herein or which could in any way materially adversely affect any of the rights of such Member hereunder.

(iii)   It is expressly understood and intended by the Members that the grant of each of the foregoing powers of attorney is coupled with an interest and shall be irrevocable.

ARTICLE XII
Investor Representations

12.1   Representations By the Non-Managing Members. AS A MATERIAL INDUCEMENT TO THE COMPANY TO SELL THE MEMBERSHIP INTEREST TO THE NON-MANAGING MEMBER, EACH NON-MANAGING MEMBER REPRESENTS AND WARRANTS TO THE COMPANY AND THE OTHER MEMBERS AS FOLLOWS, AND ACKNOWLEDGES THAT BY SIGNING THIS AGREEMENT OR [A SUBSCRIPTION AGREEMENT], HE, SHE OR IT HAS READ AND UNDERSTANDS THE FOLLOWING:

(a) Investment Purpose. THE NON-MANAGING MEMBER IS ACQUIRING THE MEMBERSHIP INTEREST FOR HIS, HER OR ITS OWN ACCOUNT, NOT AS AN AGENT OR NOMINEE, AND NOT WITH A VIEW TO, OR FOR SALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF IN VIOLATION OF APPLICABLE SECURITIES LAWS. THE NON-MANAGING MEMBER FURTHER REPRESENTS THAT HE/SHE/IT DOES NOT HAVE ANY PRESENT CONTRACT, UNDERTAKING, UNDERSTANDING OR ARRANGEMENT WITH ANY PERSON TO SELL, TRANSFER OR GRANT PARTICIPATIONS TO SUCH PERSONS OR ANY THIRD PERSON, WITH RESPECT TO THE MEMBERSHIP INTEREST.

(b) Accredited or Sophisticated Investor Status. THE NON-MANAGING MEMBER REPRESENTS AND WARRANTS THAT SUCH NON-MANAGING MEMBER IS EITHER (I) AN "ACCREDITED INVESTOR" AS DEFINED IN RULE 501 UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR (II) A "SOPHISTICATED INVESTOR" WHO HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT HE, SHE, OR IT IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF ACQUIRING THE MEMBERSHIP INTERESTS

(c) Reliance on Exemptions. THE NON-MANAGING MEMBER UNDERSTANDS THAT THE MEMBERSHIP INTERESTS ARE BEING OFFERED AND SOLD TO HIM/HER/IT IN RELIANCE ON SPECIFIC EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF FEDERAL AND STATE SECURITIES LAWS AND THAT THE COMPANY IS RELYING IN PART UPON THE TRUTH AND ACCURACY OF, AND THE NON-MANAGING MEMBER'S COMPLIANCE WITH THE REPRESENTATIONS, WARRANTIES, AGREEMENTS, ACKNOWLEDGEMENTS AND UNDERSTANDINGS OF THE NON-MANAGING MEMBER SET FORTH HEREIN IN ORDER TO DETERMINE THE AVAILABILITY OF THE EXEMPTIONS AND THE ELIGIBILITY OF THE NON-MANAGING MEMBER TO ACQUIRE THE MEMBERSHIP INTEREST.

(d) Information. THE NON-MANAGING MEMBER AND THEIR ADVISORS, IF ANY, HAVE BEEN FURNISHED WITH ALL MATERIALS RELATING TO THE BUSINESS, FINANCES AND OPERATIONS OF THE COMPANY AND MATERIALS RELATING TO THE MEMBERSHIP INTEREST WHICH HAVE BEEN REQUESTED BY THE NON-MANAGING MEMBER AND WHICH ARE REQUIRED UNDER THE 1933 ACT. THE NON-MANAGING MEMBER AND THEIR ADVISORS, IF ANY, HAVE BEEN AFFORDED THE OPPORTUNITY TO ASK QUESTIONS OF AND TO RECEIVE ANSWERS FROM THE COMPANY'S AUTHORIZED REPRESENTATIVES CONCERNING THE COMPANY, THE PICTURE, THE COMPANY'S BUSINESS AND PROSPECTS AND THE NON-MANAGING MEMBER HAS BEEN PERMITTED TO HAVE ACCESS TO ALL INFORMATION WHICH HIM/HER/IT HAS REQUESTED IN ORDER TO EVALUATE THE MERITS AND RISKS OF THE PURCHASE OF THE MEMBERSHIP INTEREST. THE NON-MANAGING MEMBER HAS SOUGHT SUCH LEGAL AND TAX ADVICE AS HIM/HER/IT HAS CONSIDERED NECESSARY TO MAKE AN INFORMED INVESTMENT DECISION WITH RESPECT TO HIS, HER OR ITS PURCHASE OF THE MEMBERSHIP INTEREST, AND IN DETERMINING TO PURCHASE MEMBERSHIP INTEREST HEREUNDER, THE NON-MANAGING MEMBER IS NOT RELYING ON ANY REPRESENTATIONS OF THE COMPANY OR ANY OTHER MEMBER. THE NON-MANAGING MEMBER IS AN INVESTOR IN SECURITIES OF COMPANIES IN THE DEVELOPMENT STAGE AND ACKNOWLEDGES THAT HIM/HER/IT IS ABLE TO FEND FOR ITSELF, CAN BEAR THE ECONOMIC RISK OF HIS, HER OR ITS INVESTMENT, AND HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT IT IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF THE PURCHASE OF THE MEMBERSHIP INTEREST.

12.2. No Governmental Review. THE NON-MANAGING MEMBER UNDERSTANDS THAT NO ARBITRATION BOARD OR PANEL, COURT OR FEDERAL, STATE, MUNICIPAL OR OTHER GOVERNMENTAL DEPARTMENT, COMMISSION, BOARD, BUREAU, AGENCY OR INSTRUMENTALITY, DOMESTIC OR FOREIGN HAS PASSED ON OR MADE ANY RECOMMENDATION OR ENDORSEMENT OF THE MEMBERSHIP INTEREST OR THE FAIRNESS OR SUITABILITY OF THE INVESTMENT IN THE MEMBERSHIP INTEREST, NOR HAVE SUCH AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OF THE MEMBERSHIP INTEREST.

12.3. Transfer or Resale. THE NON-MANAGING MEMBER UNDERSTANDS THAT:
(a) THE MEMBERSHIP INTEREST HAVE NOT BEEN AND ARE NOT BEING REGISTERED UNDER THE 1933 ACT OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED FOR SALE, SOLD, ASSIGNED OR TRANSFERRED UNLESS SUBSEQUENTLY REGISTERED THEREUNDER, OR IN RELIANCE ON AN AVAILABLE EXEMPTION FROM REGISTRATION; AND
(b) NEITHER THE COMPANY NOR ANY OTHER PERSON IS UNDER ANY OBLIGATION TO REGISTER MEMBERSHIP INTERESTS UNDER THE 1933 ACT OR ANY STATE SECURITIES LAWS OR TO COMPLY WITH THE TERMS AND CONDITIONS OF ANY EXEMPTION THEREUNDER.
(c) THE MEMBERSHIP INTEREST MAY NEED TO BE HELD INDEFINITELY, AND THE NON-MANAGING MEMBER MUST CONTINUE TO BEAR THE ECONOMIC RISK OF THE INVESTMENT IN THE MEMBERSHIP INTEREST UNLESS THE MEMBERSHIP INTERESTS ARE SUBSEQUENTLY REGISTERED UNDER THE 1933 ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. WHEN AND IF THE MEMBERSHIP INTEREST MAY BE DISPOSED OF WITHOUT REGISTRATION IN RELIANCE ON RULE 144 PROMULGATED UNDER THE 1933 ACT, SUCH DISPOSITION CAN BE MADE ONLY IN LIMITED AMOUNTS IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF SUCH RULE, AND THE NON-MANAGING MEMBER MUST DELIVER AN OPINION OF COUNSEL TO THE COMPANY REASONABLY ACCEPTABLE TO THE COMPANY IN FORM, SUBSTANCE AND SCOPE TO THE EFFECT THAT THE MEMBERSHIP INTEREST MAY BE SOLD OR TRANSFERRED UNDER AN EXEMPTION FROM SUCH REGISTRATION, AND IF THE RULE 144 EXEMPTION IS NOT AVAILABLE, PUBLIC SALE WITHOUT REGISTRATION WILL REQUIRE COMPLIANCE WITH AN EXEMPTION UNDER THE 1933 ACT.

12.4. Risk of Investment. THE NON-MANAGING MEMBER IS FULLY AWARE OF THE INHERENT RISK OF HIS, HER OR ITS INVESTMENT IN THE COMPANY. THE COMPANY'S SOLE PURPOSE IS TO INVEST

IN THE PRODUCTION OF THE PICTURE. THIS INVESTMENT IS EXTREMELY RISKY AS ARE ALL INVESTMENTS IN MOTION PICTURES. THERE IS ABSOLUTELY NO CERTAINTY OR GUARANTY THAT:

     (a)   THE PICTURE CAN BE COMPLETED;

     (b)   THE PICTURE CAN BE COMPLETED WITHIN THE BUDGET;

     (c)   A DISTRIBUTION ARRANGEMENT CAN BE FINALIZED FOR THE PICTURE;

     (d)   A FORCE MAJEURE EVENT WILL NOT OCCUR WHICH COULD PREVENT COMPLETION OF THE PICTURE OR CAUSE THE COST OF COMPLETION OF THE PICTURE TO EXCEED THE BUDGET;

     (e)   ANY PROFITS WILL BE REALIZED OR ANY CASH DISTRIBUTED TO ANY MEMBER; OR

     (f)   THE PICTURE WILL BE SUCCESSFUL.

THE NON-MANAGING MEMBER ACKNOWLEDGES THAT SUCH MEMBER HAS READ AND UNDERSTANDS THE "RISK FACTORS" ATTACHED HERETO AS EXHIBIT "D" AND "TAX CONSIDERATIONS" ATTACHED HERETO AS EXHIBIT "E".

     12.5. <u>Knowledge and Experience</u>. THE NON-MANAGING MEMBER WARRANTS THAT HIM/HER/IT HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL, TAX AND BUSINESS MATTERS AS TO ENABLE HIM/HER/IT TO EVALUATE THE MERITS AND RISKS OF HIS, HER OR ITS INVESTMENT IN THE COMPANY AND TO MAKE AN INFORMED INVESTMENT DECISION WITH RESPECT THERETO.

     12.6. <u>Finders/Brokers; Pre-Existing Relationship; No Advertisement</u>. THE NON-MANAGING MEMBER HAS INCURRED NO LIABILITY FOR COMMISSIONS OR OTHER FEES TO ANY FINDER OR BROKER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE COST OF WHICH IS IN ANY PART THE LIABILITY OF OR PAYABLE BY THE COMPANY. THE NON-MANAGING MEMBER HAS A PRE-EXISTING PERSONAL OR BUSINESS RELATIONSHIP WITH THE COMPANY AND/OR ANY OF ITS OFFICERS OR CONTROLLING PERSONS, OR BY HIS, HER OR ITS BUSINESS OR FINANCIAL EXPERIENCE OR THE BUSINESS OR FINANCIAL EXPERIENCE OF ITS FINANCIAL ADVISORS WHO ARE UNAFFILIATED WITH AND WHO ARE NOT COMPENSATED BY THE COMPANY, DIRECTLY OR INDIRECTLY, COULD BE REASONABLY ASSUMED TO HAVE THE CAPACITY TO PROTECT HIS/HER OWN INTEREST IN CONNECTION WITH THE ACQUISITION OF THE MEMBERSHIP INTEREST. THE NON-MANAGING MEMBER ACKNOWLEDGES THAT THE OFFER AND SALE OF THE UNITS WAS NOT ACCOMPLISHED BY THE PUBLICATION OF ANY ADVERTISEMENT.

     12.7. <u>Binding Agreement</u>. THIS AGREEMENT IS AND WILL REMAIN ITS VALID AND BINDING AGREEMENT, ENFORCEABLE IN ACCORDANCE WITH ITS TERMS (SUBJECT, AS TO THE ENFORCEMENT OF REMEDIES, TO ANY APPLICABLE BANKRUPTCY, INSOLVENCY OR OTHER LAWS AFFECTING THE ENFORCEMENT OF CREDITOR'S RIGHTS).

     12.8. <u>Tax Position</u>. THE NON-MANAGING MEMBER AGREES THAT, UNLESS HE, SHE OR IT PROVIDES PRIOR WRITTEN NOTICE TO THE COMPANY, HE, SHE OR IT WILL NOT TAKE A POSITION ON HIS, HER OR ITS FEDERAL INCOME TAX RETURN, ON ANY CLAIM FOR REFUND, OR IN ANY ADMINISTRATIVE OR LEGAL PROCEEDINGS, THAT IS INCONSISTENT WITH ANY INFORMATION RETURN FILED BY THE COMPANY OR WITH THE PROVISIONS OF THIS AGREEMENT.

     12.9. <u>Confidentiality</u>. MEMBERS SHALL NOT, AT ANY TIME, DISCLOSE OR SUBMIT TO ANY PERSON, FIRM, CORPORATION OR OTHER ENTITY ALL OR ANY PART OF THIS AGREEMENT OR ANY CONFIDENTIAL OR PROPRIETARY INFORMATION OR TRADE SECRETS (COLLECTIVELY REFERRED TO AS "CONFIDENTIAL INFORMATION") OF THE COMPANY, ITS AFFILIATES, SUBSIDIARIES, OWNERS, OFFICERS, DIRECTORS, EMPLOYEES OR AGENTS OBTAINED OR LEARNED BY MEMBERS, INCLUDING, WITHOUT LIMITATION, INFORMATION ABOUT THE COMPANY, ITS INVESTORS, OTHER MEMBERS, ANY CAPITAL CONTRIBUTIONS, AND/OR ANY INFORMATION REGARDING THE PICTURE OTHER THAN TO MEMBERS' AGENTS OR REPRESENTATIVES OR AS REQUIRED BY LAW. MEMBERS RECOGNIZE AND

ACKNOWLEDGE THAT THE CONFIDENTIAL INFORMATION OF THE COMPANY IS A VALUABLE, SPECIAL, AND UNIQUE ASSET OF AND BELONGS SOLELY TO THE COMPANY.

ARTICLE XIII
Miscellaneous

13.1 <u>Notice.</u>   All notices required to be given pursuant to this Agreement shall be sent to the addresses set forth above, or such other address as the parties may notify each other of, by hand delivery, overnight courier, certified mail return receipt requested, or verified facsimile transmission with confirmation via first class mail, and shall be deemed given on the earlier of: (i) receipt, or (ii) five (5) days after mailing.

13.2 <u>Severability</u>.   The invalidity or unenforceability of any provision in this Agreement shall not affect the other provisions hereof and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

13.3 <u>Interpretation.</u> This Agreement shall be interpreted and construed in accordance with the laws of the State of California, without reference to the rules governing the conflict of laws. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural as the identity of the Person or Persons referred to may require. The captions of sections of this Agreement have been inserted as a matter of convenience only and shall not control or affect the meaning or construction of any of the terms or provisions hereof.

13.4 <u>Entire Agreement.</u>   The parties hereto agree that all understandings and agreements heretofore made between them are merged in this Agreement, which alone fully and completely expresses their agreement with respect to the subject matter hereof. There are no promises, agreements, conditions, understandings, warranties, or representations, oral or written, express or implied, among the parties hereto, other than as set forth in this Agreement, the Certificate of Organization and the Investor Agreements. All prior agreements among the parties are superseded by this Agreement, which integrates all promises, agreements, conditions, and understandings among the parties with respect to the Company and its properties.

13.5 <u>Counterparts</u>. This Agreement may be executed in counterparts by facsimile, scan (i.e., pdf), or email signatures, each part of which when executed shall be deemed an original for all purposes, and all of which when taken together shall constitute one and the same document, fully binding and with full legal force and effect. The signatures of any party to a counterpart shall be deemed to be a signature to, and may be appended to, any other counterpart.

13.6 <u>Binding Effect.</u>   This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors, permitted assigns, heirs, executors, administrators and legal representatives.

13.7 <u>Further Assurances</u>.   Each of the parties hereto agrees to execute, acknowledge, deliver, file, record, and publish such further certificates, instruments, agreements, and other documents, and to take all such further action as may be required by law or deemed by the Members to be necessary or useful in furtherance of the Company's purposes and the objectives and intentions underlying this Agreement and not inconsistent with the terms hereof.

13.8 <u>Waiver.</u>   No consent or waiver, express or implied, by any Member to or of any breach or default by any other Member shall be deemed or construed to be a consent to or waiver of any other breach or default by such other Member. Failure on the part of a Member to complain of any act or failure to act of any other Member or to declare such other Member in default, irrespective of how long such failure continues, shall not constitute a waiver by such Member of their other rights hereunder.

13.9 Applicable Law/Arbitration. Each Member agrees that all disputes arising under or in connection with this Agreement and any transactions contemplated by this Agreement shall be governed by the internal law, and not by the law of conflicts, of the State of California. The Agreement shall be governed and construed in accordance with the laws of the State of California, without regard to any conflicts of laws principles of the State of California or any other jurisdiction that would call for the application of the law of any jurisdiction other than the State of California. Any dispute arising hereunder shall be resolved solely through binding arbitration conducted in Los Angeles, California under and pursuant to the commercial arbitration rules of the American Arbitration Association ("AAA Rules"), as said rules may be amended from time to time with rights of discovery if requested by the arbitrator. Such rules and procedures are incorporated and made part of this Agreement by reference. It is agreed that the arbitration shall be before a single arbitrator familiar with entertainment law. The prevailing party in such arbitration shall be entitled to recover his, her or its attorneys' fees and costs incurred in connection with such arbitration. Any award shall be final, binding and non-appealable. The parties hereby expressly waive any and all rights to appeal, or to petition to vacate or modify, any arbitration award issued in a dispute arising out of this Agreement. Each party hereby irrevocably submits to the jurisdiction of the state and federal courts for the County of Los Angeles in connection with any petition to confirm an arbitration award obtained pursuant to this Section 12.8. The parties agree to accept service of process in accordance with AAA Rules. The arbitration will be confidential and conducted in private, and will not be open to the public or media. No matter relating to the arbitration (including but not limited to, the testimony, evidence or result) may be (i) made public in any manner or form (ii) reported to any news agency or publisher (iii) disclosed to any third party not involved in the arbitration.

13.10 No Reliance by Third Parties. The provisions of this Agreement are not for the benefit of any creditor or other Person other than a Member to whom any losses, debts, claims, expenses, or encumbrances are owed by, or who otherwise has any claim against, the Company, any Member, and no creditor or other Person shall obtain any rights under this Agreement, or shall be able to make any claim in respect of any debts, liabilities, or obligations against the Company, or any Member.

13.11 Company Counsel. The Members and Managers acknowledge and agree that Company counsel may, upon separate and independent written agreement, also become counsel to any Manager, Principal, Member or Affiliate of a Member or Manager. The Members and Managers may execute on behalf of the Company (but not on behalf of any individual Member or Manager) any written consents to such a concurrent representation as may be required by the rules governing professional conduct in the applicable jurisdiction(s). The Members and Managers acknowledge and agree that Company counsel owes them no direct duties in their individual capacity and that Company counsel's duties are owed to the Company and shall be owed to any Manager, Principal, Member or Affiliate of a Member or Manager, which it may now or in the future and upon separate and independent agreement, represent individually. The Members and Managers acknowledge that Company counsel does not represent the Company in connection with accounting or other taxation matters.

13.12. Remedies. Except as otherwise set forth herein, the remedies available at law and equity, which a Person may be lawfully entitled, are cumulative. The parties agree and acknowledge that in the event of a breach by a party of any obligation hereunder, the damage caused any other party shall not be irreparable or otherwise so sufficient as to give rise to a right to seek or obtain injunctive or other equitable relief, and the parties hereto acknowledge that their rights and remedies in the event of any such breach shall be limited to the right, if any, to recover damages in an action at law and shall not include the right to enjoin the development, financing, production, distribution or other exploitation of the Picture hereunder.

Jim Cummings - Manager

Jim Cummings

PJ Mccabe - Manager

PJ McCabe

EXHIBIT A
Members

MANAGING MEMBERS

Member	Contact	Membership Interest	Capital Contribution
Jim Cummings		35%* of 100%	Management services
PJ Mccabe		35%* of 100%	Management services

*For the avoidance of doubt, pursuant to Section 5.3, the Managers shall have the right to allocate third party Profit Participations from this "Producer's Share of Net Proceeds."

NON-MANAGING MEMBERS (Subject to the full funding of the Capital Contribution)

Member	Contact	Membership Interest	Cash Capital Contribution	Other Capital Contribution
		%** of 100%		
		%** of 100%		
		%** of 100%		

**For the avoidance of doubt, pursuant to Section 2.4, this shall be subject to dilution for Additional Members contributing Cash Capital Contributions.

EXHIBIT B
CERTIFICATE OF ORGANIZATION

EXHIBIT C
MANAGERS

Manager	Contact	Membership Interest
Jim Cummings		**See Exhibit A**
PJ Mccabe		**See Exhibit A**

EXHIBIT D
NET PROCEEDS DEFINITION

"Company Gross Revenue" (defined below) shall have the following deductions paid by or charged against Company (or its affiliated or related entities) and deducted on a continuing and cumulative basis:

1. First,
    a. Collection account management costs and fees;
    b. Residuals and applicable payments owed to or on behalf of unions and guilds, including without limitation SAG-AFTRA;
    c. To the extent applicable, any bonus payments to third parties, to the extent paid by Company (e.g. box office bonuses);
    d. To the extent not deducted off the top prior to receipt of Company Gross Revenue, and to the extent applicable, all distribution fees and distribution costs (including, without limitation, ad overhead, if charged), all sales fees if applicable, and any fees and/or costs to third parties who represent the Picture (e.g. producer representatives, sales advisors, etc.);
    e. All marketing and distribution costs paid by Company (including, without limitation, residuals, union obligations, delivery items, costs for producers, director, cast and others related to the Picture to attend premieres, film festivals and film markets);
    f. All payments to agents, accountants, attorneys and other parties who represent the Picture;
    g. Any payments paid as advances, royalties or otherwise in connection with the exploitation of ancillary and subsidiary rights; and,
    h. All costs of auditing any distributor of the Picture of any ancillary or subsidiary rights (including without limitation, legal and auditor fees and costs).

2. Second, on a pro rata pari passu basis, repayment of loans, and any and all applicable premium, interest and/or fees in connection therewith, to the extent not yet paid;

3. Third, a return to the Members as set forth in Exhibit A in the amount of one hundred and twenty five percent (125%) of the Capital Contributions (Cash Capital Contributions and/or Other Capital Contributions) made by each Member (including the Managers, as applicable) set forth therein, on a pro rata pari passu basis;

4. Fourth, to payment of Deferments, if any;

5. Fifth, the balance shall be considered "Net Proceeds", and shall be calculated on a "rolling" basis that is readjusted as additional receipts and expenses may come in. There will be no double deductions--the same cost or expense will not be deducted twice. Company may take reasonable and customary reserves to cover anticipated expenses not yet charged to the Picture, and Company shall liquidate such reserves in a timely fashion in accordance with industry custom. Net Proceeds shall be payable, on a pro rata pari passu basis to (1) seventy percent (70%) collectively to the Managers in accordance with the Manager's Membership Interest, and to profit participants providing services on the Picture in accordance with their respective service agreements, on a pro rata pari passu basis (the "Producer's Share of Net Proceeds"); and, (2) thirty percent (30%) to the Members who provided a Cash Capital Contribution to the Company, on a pro rata pari passu basis, to be divided in accordance with each such Member's Membership Interest as set forth in Exhibit A (the "Investor's Share of Net Proceeds"). For purposes of clarification, Net Proceeds shall not exceed 100%.

"Company Gross Revenue" will be all monies received by or credited to the Company (and its affiliated and related entities) from the exploitation of the Picture and all customary ancillary and subsidiary rights therein (including from merchandising, but not including any income from the exploitation of sequel, remake or other subsequent production rights). Revenue will not be considered "Company Gross Revenue" unless it is non-refundable and received or credited in U.S. Dollars in the United States (or in the Company's foreign bank account and available to be remitted to the United States). "Company Gross Revenue" is determined after all bona fide refunds, credits, allowances, discounts and adjustments. So-called "soft monies" shall be deemed "Company Gross Revenues" to the extent not used to offset the Budget or lent against.

<u>Creditor-Debtor</u>: The relationship between the Company and Members is one of "creditor-debtor" and nothing in the Agreement between the Company and Members or this definition shall make Company a fiduciary or trustee of Members. Nothing contained in the Agreement between Company and Members or this definition shall be deemed directly or indirectly to give Members a security interest in the Picture or the revenue stream derived from the exploitation of the Picture. Company makes no representation that the Picture will be released or that the Picture will be successful enough that it will generate any amount of Net Proceeds and/or Company Gross Revenue. Members shall not have any security interest, lien or other interest in the receipts of Company and Company has no obligation to segregate any funds. Company shall have the broadest possible latitude in the distribution of the Picture, and the exercise of Company's judgment in good faith in all matters pertaining thereto shall be final. In no event shall Company incur any liability based upon a claim that Company has failed to realize receipts or revenue that could have been realized.

EXHIBIT E
RISK FACTORS

MAKING A SUBSCRIPTION TO THE COMPANY INVOLVES VARIOUS RISKS RELATING BOTH TO THE NATURE OF THE MANAGEMENT OF COMPANY AND THE MOVIE INDUSTRY ITSELF AND SUCH SUBSCRIPTION IS THEREFORE SUITABLE ONLY FOR PERSONS OR ENTITIES WITH THE FINANCIAL CAPABILITY OF MAKING AND HOLDING LONG-TERM INVESTMENTS WHO HAVE NO NEED FOR LIQUIDITY IN THIS INVESTMENT. THEREFORE, IN ADDITION TO THE MATTERS SET FORTH ELSEWHERE IN THE AGREEMENT, PROSPECTIVE INVESTORS SHOULD CONSIDER THE FOLLOWING FACTORS:

A.   COMPANY-RELATED RISKS

1.   RELIANCE ON MANAGEMENT – EXCEPT AS SET FORTH IN THIS AGREEMENT, DECISIONS WITH RESPECT TO THE MANAGEMENT OF COMPANY WILL BE MADE BY THE MANAGERS IN THE MANAGERS' SOLE DISCRETION. THE SUCCESS OF THE PICTURE WILL LARGELY DEPEND ON THE QUALITY OF THE MANAGEMENT OF THE COMPANY. THE MANAGERS, WITH THE ADVICE AND ASSISTANCE OF OTHER PROFESSIONALS, WILL ADMINISTER ALL BUSINESS ASPECTS OF THE MANAGERS, THE COMPANY AND THE PICTURE. ALTHOUGH THE MANAGERS BELIEVE THAT THE MANAGERS HAVE THE NECESSARY BUSINESS AND MOTION PICTURE EXPERIENCE TO SUPERVISE THE MANAGEMENT OF THE COMPANY, THERE CAN BE NO ASSURANCE THAT THE MANAGERS WILL PERFORM ADEQUATELY OR THAT THE COMPANY'S OPERATIONS WILL BE SUCCESSFUL. PURCHASERS OF INTERESTS WILL RECEIVE AN ECONOMIC INTEREST IN THE COMPANY, BUT SHALL NOT BE PARTICIPANTS IN THE MANAGEMENT OR THE OPERATIONS OF THE MANAGERS, THE COMPANY OR THE PICTURE. ACCORDINGLY, EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, AN INVESTOR WILL HAVE NO RIGHT TO VOTE ON, OR TO VETO ACTIONS OF THE MANAGERS, WILL HAVE NO CREATIVE CONTROL, AND MANAGER-APPROVED ACTIONS MAY BE APPROVED DESPITE THE INVESTOR'S DISSENT FROM SUCH ACTIONS. NEITHER THE COMPANY, THE MANAGERS NOR ANY OF THE MANAGERS' ADVISORS HAVE MANAGED OR PRODUCED A FEATURE FILM PREVIOUSLY, AND NO ASSURANCE CAN BE HAD THAT THEIR EFFORTS WILL BE SUCCESSFUL FOR THE PICTURE.

2.   LIMITED OPERATING HISTORY – THE COMPANY HAS BEEN IN EXISTENCE FOR A VERY SHORT PERIOD OF TIME, AND IS SUBJECT TO ALL THE RISKS INCIDENT TO THE CREATION AND DEVELOPMENT OF A NEW BUSINESS, INCLUDING THE ABSENCE OF A HISTORY OF OPERATIONS AND MINIMAL NET WORTH. FURTHERMORE, THE COMPANY HAS NOT PRODUCED OR DISTRIBUTED A FULL-LENGTH MOTION PICTURE. THE COMPANY AND THE MANAGERS HAVE, AND WILL CONTINUE TO, ENDEAVOR TO EMPLOY OR OTHERWISE RETAIN THE SERVICES OF THOSE PERSONS WITH THE SKILLS NECESSARY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE A FULL-LENGTH FEATURE FILM, BUT NO ASSURANCES CAN BE GIVEN THAT THEY WILL BE SUCCESSFUL IN THESE EFFORTS.

3.   MANAGERS' CONFLICTS OF INTEREST – THE MANAGERS ARE NOT REQUIRED TO RENDER EXCLUSIVE SERVICES IN CONNECTION WITH THE PICTURE OR THE COMPANY. THE MANAGERS, THE PRODUCTION TEAM AND THE TALENT HAVE INTERESTS IN A VARIETY OF ACTIVITIES OTHER THAN ACTING AS MANAGERS TO THE COMPANY, INCLUDING INVOLVEMENT WITH THE PRODUCTION OF OTHER FILMS. IN ADDITION, THE MANAGERS, THE PRODUCTION TEAM AND THE TALENT MAY ORGANIZE COMPANIES THAT ARE SIMILAR TO THE COMPANY IN THE FUTURE. THE MANAGERS MAY BE PRINCIPALS IN, OR HAVE PROFIT INTEREST IN, THE COMPANY. ACCORDINGLY, CONFLICTS OF INTEREST MAY ARISE IN THE ALLOCATION OF THE MANAGERS', THE PRODUCTION TEAM'S AND/OR THE TALENT'S TIME BETWEEN THE COMPANY AND ONE OR MORE OF THESE OTHER ACTIVITIES. ADDITIONALLY, THE MANAGERS MAY ENTER INTO SERVICES AGREEMENTS WITH THE COMPANY. THE TERMS OF SUCH AGREEMENT MAY NOT BE THE RESULT OF AN ARMS-LENGTH TRANSACTION, BUT BE CONSIDERED TO

BE EQUAL TO, OR LESS THAN, INDUSTRY STANDARDS FOR THE ASSOCIATED SERVICES RENDERED TO THE COMPANY.

4.   INDEMNIFICATION – UNDER CERTAIN CIRCUMSTANCES SET FORTH SPECIFICALLY IN ARTICLE IV OF THE OPERATING AGREEMENT, THE MANAGERS WILL BE INDEMNIFIED BY THE COMPANY FOR ANY LIABILITIES OR LOSSES ARISING OUT OF THE MANAGERS' ACTIVITIES IN CONNECTION WITH THE COMPANY. INDEMNIFICATION UNDER SUCH PROVISION COULD REDUCE OR DEPLETE THE ASSETS OF THE COMPANY.

5.   WORKING CAPITAL REQUIREMENTS AND THE POTENTIAL NEED FOR ADDITIONAL FINANCING – THERE IS NO ASSURANCE THAT UNFORESEEN EVENTS WILL NOT OCCUR, RESULTING IN THE NEED TO RAISE ADDITIONAL FUNDS BEYOND WHAT THE COMPANY AND THE MANAGERS PROJECT. FURTHERMORE, COMPANIES WITH LIMITED OPERATING HISTORIES, SUCH AS THE COMPANY AND THE MANAGERS, DO NOT ALWAYS USE CAPITAL IN THE MOST EFFICIENT MANNER. THUS, THE COMPANY AND THE MANAGERS MAY NEED TO RAISE ADDITIONAL CAPITAL TO FUND FUTURE OPERATIONS AND TO SATISFY FUTURE CAPITAL REQUIREMENTS OF THE COMPANY. THE FAILURE TO RAISE ANY ADDITIONAL NEEDED FUNDS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY AND THE MANAGERS. IN ADDITION, IT IS ANTICIPATED THAT RAISING ADDITIONAL FUNDS WILL RESULT IN ADDITIONAL DILUTION OF EACH OFFEREE'S INVESTMENT. SUBJECT TO THE TERMS OF THE AGREEMENT, THOUGH THE COMPANY AND THE MANAGERS DO NOT ANTICIPATE THAT ADDITIONAL FINANCING WILL NEED TO BE OBTAINED, THERE CAN BE NO ASSURANCE THAT ADDITIONAL CAPITAL WILL NOT BE NEEDED.

6.   LIABILITY OF MEMBERS – MEMBERS MIGHT, UNDER APPLICABLE LAW, BE LIABLE TO THE COMPANY IN AN AMOUNT EQUAL TO ANY DISTRIBUTION MADE FROM THE COMPANY TO MEMBERS, IF, AFTER DISTRIBUTION IS MADE, THE REMAINING ASSETS OF THE COMPANY ARE NOT SUFFICIENT TO PAY ITS THEN OUTSTANDING LIABILITIES, EXCLUSIVE OF LIABILITIES TO THE MEMBERS ARISING ON ACCOUNT OF THEIR RESPECTIVE INTERESTS IN THE COMPANY.

7.   LOSS ON DISSOLUTION OR TERMINATION – IN THE EVENT OF A DISSOLUTION OR TERMINATION OF THE COMPANY, THE PROCEEDS REALIZED IN THE LIQUIDATION OF ASSETS, IF ANY, WILL BE DISTRIBUTED TO THE MEMBERS ONLY AFTER THE SATISFACTION OF CLAIMS OF CREDITORS. ACCORDINGLY, THE ABILITY OF A MEMBER TO RECOVER ALL OR ANY PORTION OF HIS OR HER OR ITS INVESTMENT UNDER SUCH CIRCUMSTANCES WILL DEPEND ON THE AMOUNT OF FUNDS SO REALIZED AND THE AMOUNT OF CLAIMS TO BE SATISFIED THEREFROM.

8.   INCOME TAX CONSEQUENCES – THERE ARE VARIOUS RISKS ASSOCIATED WITH THE FEDERAL INCOME TAX ASPECTS OF AN INVESTMENT IN THE COMPANY WHICH SHOULD BE CAREFULLY CONSIDERED BY EACH PROSPECTIVE INVESTOR TO DETERMINE WHETHER AN INVESTMENT IN THE COMPANY IS SUITABLE FOR SUCH PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT HIS OR HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL (AS WELL AS STATE AND LOCAL) INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

B.   MOVIE INDUSTRY RISKS

1.   COMPETITIVE INDUSTRY – SOME SEGMENTS OF THE MOTION PICTURE INDUSTRY ARE HIGHLY COMPETITIVE. THE COMPANY WILL BE COMPETING WITH THE PRODUCERS OF OTHER FILMS IN ARRANGING FOR DISTRIBUTION IN ALL AVAILABLE MARKETS AND MEDIA. IN THE DISTRIBUTION PHASE, COMPETITION WILL LIMIT THE AVAILABILITY OF SUCH MARKETS AND MEDIA REQUIRED FOR THE SUCCESSFUL DISTRIBUTION OF THE PICTURE. THE PICTURE WILL BE COMPETING DIRECTLY WITH OTHER MOTION PICTURES AND INDIRECTLY WITH OTHER FORMS OF PUBLIC ENTERTAINMENT. THE

COMPANY WILL COMPETE WITH NUMEROUS LARGER MOTION PICTURE PRODUCTION COMPANIES AND DISTRIBUTION COMPANIES, WHICH HAVE SUBSTANTIALLY GREATER RESOURCES, LARGER AND MORE EXPERIENCED PRODUCTION AND DISTRIBUTION STAFFS, AND ESTABLISHED HISTORIES OF SUCCESSFUL PRODUCTION AND DISTRIBUTION OF MOTION PICTURES.

2.   COMMERCIAL SUCCESS – THE PICTURE'S SUCCESS IS PRIMARILY DEPENDENT ON AUDIENCE ACCEPTANCE OF THE PICTURE, WHICH IS EXTREMELY DIFFICULT TO PREDICT AND, THEREFORE, INHERENTLY RISKY. MANY FILMS ARE PRODUCED EACH YEAR AND NEVER RELEASED. MANY FILMS ARE RELEASED EACH YEAR, WHICH ARE NOT COMMERCIALLY SUCCESSFUL AND FAIL TO RECOUP THEIR PRODUCTION COSTS FROM UNITED STATES THEATRICAL DISTRIBUTION. FOREIGN AND ANCILLARY MARKETS HAVE THEREFORE BECOME INCREASINGLY IMPORTANT. LICENSING OF A MOTION PICTURE IN THE ANCILLARY MARKETS IS PARTICULARLY DEPENDENT UPON PERFORMANCE IN DOMESTIC THEATRICAL DISTRIBUTION.

NEITHER THE MANAGERS NOR THE COMPANY CAN PREDICT THE ECONOMIC SUCCESS OF THE PICTURE BECAUSE THE REVENUE DERIVED FROM THE DISTRIBUTION OF A MOTION PICTURE (WHICH DOES NOT NECESSARILY BEAR ANY CORRELATION TO THE PRODUCTION OR DISTRIBUTION COSTS INCURRED) DEPENDS PRIMARILY UPON ITS ACCEPTANCE BY THE PUBLIC, WHICH CANNOT BE ACCURATELY PREDICTED. THE ECONOMIC SUCCESS OF A MOTION PICTURE ALSO DEPENDS UPON THE PUBLIC'S ACCEPTANCE OF COMPETING FILMS, THE AVAILABILITY OF ALTERNATIVE FORMS OF ENTERTAINMENT AND LEISURE-TIME ACTIVITIES, GENERAL ECONOMIC CONDITIONS AND OTHER TANGIBLE AND INTANGIBLE FACTORS, ALL OF WHICH CAN CHANGE AND CANNOT BE PREDICTED WITH CERTAINTY. NEITHER THE MANAGERS NOR THE COMPANY CAN ASSURE MEMBERS THAT THE PICTURE WILL GENERATE ENOUGH REVENUE TO OFFSET ITS DISTRIBUTION AND MARKETING COSTS, IN WHICH CASE THE COMPANY WOULD NOT RECEIVE ANY NET REVENUES FOR THE PICTURE.

3.   PRODUCTION – PARTICULARLY AS PRODUCED BY INDEPENDENT FILMMAKERS, EACH MOTION PICTURE IS A SEPARATE BUSINESS VENTURE WITH ITS OWN MANAGEMENT, EMPLOYEES AND EQUIPMENT AND ITS OWN BUDGETARY REQUIREMENTS. THERE ARE SUBSTANTIAL RISKS ASSOCIATED WITH FILM PRODUCTION, INCLUDING DEATH OR DISABILITY OF KEY PERSONNEL, OTHER FACTORS CAUSING DELAYS, DESTRUCTION OR MALFUNCTION OF SETS OR EQUIPMENT, THE INABILITY OF PRODUCTION PERSONNEL TO COMPLY WITH BUDGETARY OR SCHEDULING REQUIREMENTS AND PHYSICAL DESTRUCTION OR DAMAGE TO THE PICTURE ITSELF. ALTHOUGH SOME OF THESE PROBLEMS MAY BE COVERED BY COMPANY'S INSURANCE FOR THE PICTURE, SIGNIFICANT DIFFICULTIES SUCH AS THESE MAY MATERIALLY INCREASE THE COST OF PRODUCTION OR MAY CAUSE THE ENTIRE PROJECT TO BE ABANDONED.

4.   DEPENDENCE ON KEY PERSONNEL – THE COMPANY'S FUTURE SUCCESS DEPENDS, IN SIGNIFICANT PART, UPON THE CONTINUED SERVICE OF THE INDIVIDUALS THAT CONSTITUTE THE PRODUCTION TEAM AND THE MANAGERS' ADVISORS. NEITHER THE COMPANY NOR THE MANAGERS MAINTAINS KEY PERSON LIFE INSURANCE FOR ANY TEAM MEMBER OR EMPLOYEE. FURTHERMORE, THE COMPANY'S AND THE MANAGERS' SUCCESS IS DEPENDENT ON THE ABILITY OF THE COMPANY AND THE MANAGERS TO ATTRACT TOP TALENT, BOTH WITHIN THE PRODUCTION TEAM AND THE CAST OF THE PICTURE. THE COMPANY'S AND THE MANAGERS' INABILITY TO ATTRACT SUCH TALENT OR THE LOSS OF THE SERVICES OF ONE OR MORE MEMBERS OF THE PRODUCTION TEAM COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S AND THE MANAGERS' ABILITY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE THE PICTURE. ADDITIONALLY, THE COMPANY MAY ELECT TO FOREGO THE PURCHASE OF A COMPLETION BOND OR OTHER TYPES OF PRODUCTION RELATED INSURANCE FOR THE PICTURE, RESULTING IN CERTAIN LOSSES RELATING TO ANY OF THE PICTURE'S KEY PERSONNEL, EQUIPMENT, LOCATIONS AND/OR FILM FOOTAGE BEING UNINSURED WHICH COULD HAVE A MATERIAL

ADVERSE EFFECT ON THE COMPANY'S AND THE MANAGERS' ABILITY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE THE PICTURE.

5.   LABOR DISPUTES – THERE IS NO ASSURANCE THAT LABOR DIFFICULTIES AFFECTING PRODUCTION WILL NOT ARISE, INCLUDING BUT NOT LIMITED TO UNION STRIKES. IF SUCH LABOR DIFFICULTIES ARISE, FILM PRODUCTION AND, HENCE, RETURN TO INVESTING MEMBERS COULD BE DELAYED OR DIMINISHED.

6.   AUDIENCE APPEAL – THE ULTIMATE PROFITABILITY OF ANY MOTION PICTURE DEPENDS UPON ITS AUDIENCE APPEAL IN RELATION TO THE COST OF ITS PRODUCTION AND DISTRIBUTION. THE AUDIENCE APPEAL OF A GIVEN MOTION PICTURE DEPENDS, AMONG OTHER THINGS, ON UNPREDICTABLE CRITICAL REVIEWS AND CHANGING PUBLIC TASTES AND SUCH APPEAL CANNOT BE ANTICIPATED WITH CERTAINTY.

7.   COST OVERRUNS – THE COSTS OF PRODUCING MOTION PICTURES ARE OFTEN UNDERESTIMATED AND MAY BE INCREASED BY REASON OF FACTORS BEYOND THE CONTROL OF THE PRODUCERS. SUCH FACTORS MAY INCLUDE WEATHER CONDITIONS, ILLNESS OF TECHNICAL AND ARTISTIC PERSONNEL, ARTISTIC REQUIREMENTS, LABOR DISPUTES, GOVERNMENTAL REGULATIONS, EQUIPMENT BREAKDOWNS, AND OTHER PRODUCTION DISRUPTIONS. WHILE THE COMPANY INTENDS TO ENGAGE PRODUCTION PERSONNEL WHO HAVE DEMONSTRATED AN ABILITY TO COMPLETE FILMS WITHIN THE ASSIGNED BUDGET, THE RISK OF A FILM RUNNING OVER BUDGET OR OF NOT BEING COMPLETED IS ALWAYS SIGNIFICANT AND MAY HAVE A SUBSTANTIAL ADVERSE IMPACT ON THE PROFITABILITY OF THE PICTURE.

8.   DISTRIBUTION – THE PROFITABLE DISTRIBUTION OF A MOTION PICTURE DEPENDS IN LARGE PART ON THE AVAILABILITY OF ONE OR MORE CAPABLE AND EFFICIENT DISTRIBUTORS WHO ARE ABLE TO ARRANGE FOR APPROPRIATE ADVERTISING AND PROMOTION, PROPER RELEASE DATES AND BOOKINGS IN FIRST-RUN AND OTHER THEATERS. THERE CAN BE NO ASSURANCE THAT PROFITABLE DISTRIBUTION ARRANGEMENTS WILL BE OBTAINED FOR THE PICTURE OR THAT THE PICTURE CAN OR WILL BE DISTRIBUTED PROFITABLY OR THAT THE PICTURE WILL BE DISTRIBUTED AT ALL.

9.   LONG-TERM PROJECT – THE PRODUCTION AND DISTRIBUTION OF A MOTION PICTURE INVOLVES THE PASSAGE OF A SIGNIFICANT AMOUNT OF TIME. PRE-PRODUCTION ON A PICTURE MAY EXTEND FOR TWO TO THREE MONTHS OR MORE. PRINCIPAL PHOTOGRAPHY MAY EXTEND FOR SEVERAL WEEKS OR MORE. POST-PRODUCTION MAY EXTEND FOR THREE TO FOUR MONTHS OR MORE. DISTRIBUTION AND EXHIBITION OF MOTION PICTURES GENERALLY AND OF THE PICTURE MAY CONTINUE FOR YEARS BEFORE GROSS PROCEEDS OR NET PROCEEDS (AS DEFINED HEREIN) MAY BE GENERATED, IF AT ALL.

10.   FOREIGN DISTRIBUTION – FOREIGN DISTRIBUTION OF A MOTION PICTURE (I.E., OUTSIDE THE UNITED STATES AND CANADA) MAY REQUIRE THE USE OF VARIOUS FOREIGN DISTRIBUTORS. SOME FOREIGN COUNTRIES MAY IMPOSE GOVERNMENT REGULATIONS ON THE DISTRIBUTION OF FILMS. IN ADDITION, REVENUES DERIVED FROM THE DISTRIBUTION OF THE PICTURE IN FOREIGN COUNTRIES, IF ANY, MAY BE SUBJECT TO CURRENCY CONTROLS AND OTHER RESTRICTIONS, WHICH MAY TEMPORARILY OR PERMANENTLY PREVENT THE INCLUSION OF SUCH REVENUE IN GROSS PROCEEDS.

11.   INVESTING MEMBERS LAST IN LINE – A MOTION PICTURE TYPICALLY GOES FROM THE PRODUCER TO THE DISTRIBUTOR WHO IN TURN MAY SEND IT TO TERRITORIAL SUB-DISTRIBUTORS, WHO SEND IT TO THEATRICAL EXHIBITORS. THE BOX OFFICE RECEIPTS GENERATED BY A MOTION PICTURE TRAVEL THIS SAME ROUTE IN REVERSE. THE EXHIBITOR TAKES A CUT AND SENDS THE BALANCE TO THE SUB-DISTRIBUTOR, WHO TAKES A CUT AND SENDS THE BALANCE TO THE DISTRIBUTOR, WHO TAKES A CUT AND SENDS THE BALANCE TO THE PRODUCER. THE PROBLEM FOR

THE INVESTING MEMBERS WITH THIS SYSTEM IS THAT SUCH INVESTING MEMBERS, WHO HAVE HAD THEIR MONEY AT RISK FOR THE LONGEST TIME, ARE AT THE TAIL END OF THE BOX OFFICE RECEIPTS CHAIN. THUS, IF THE COMPANY, IN NEGOTIATING A DISTRIBUTION DEAL, HAS TO RELY HEAVILY ON A PARTICIPATION AT SOME DEFINED LEVEL OF THE PICTURE'S REVENUE STREAM, REVENUES TO THE COMPANY, AND THUS TO INVESTING MEMBERS, ARE LIKELY TO BE THE LAST IN LINE TO BENEFIT FROM SUCH A REVENUE STREAM, IF ANY.

12. INDUSTRY CHANGES – NEITHER THE MANAGERS NOR THE COMPANY CAN PREDICT THE EFFECT THAT RAPID TECHNOLOGICAL CHANGE, EMERGING DISTRIBUTION CHANNELS OR ALTERNATIVE FORMS OF ENTERTAINMENT MAY HAVE ON THE COMPANY, THE MANAGERS OR THE MOTION PICTURE INDUSTRY. THE ENTERTAINMENT INDUSTRY IN GENERAL, AND THE MOTION PICTURE INDUSTRY IN PARTICULAR, CONTINUE TO UNDERGO SIGNIFICANT CHANGES, PRIMARILY DUE TO TECHNOLOGICAL DEVELOPMENTS. DUE TO RAPID GROWTH OF TECHNOLOGY AND SHIFTING CONSUMER TASTES, NEITHER THE MANAGERS NOR THE COMPANY CAN ACCURATELY PREDICT THE OVERALL EFFECT THAT TECHNOLOGICAL GROWTH OR THE AVAILABILITY OF ALTERNATIVE FORMS OF ENTERTAINMENT MAY HAVE ON THE POTENTIAL REVENUE FROM AND PROFITABILITY OF THE PICTURE. IN ADDITION, CERTAIN OUTLETS FOR THE DISTRIBUTION OF MOTION PICTURES MAY NOT OBTAIN THE PUBLIC ACCEPTANCE THAT IS OR WAS PREVIOUSLY PREDICTED. IF CERTAIN DISTRIBUTION CHANNELS ARE ACCEPTED BY THE PUBLIC, NEITHER THE MANAGERS NOR THE COMPANY CAN ASSURE OFFEREES THAT THE COMPANY WILL BE SUCCESSFUL IN EXPLOITING SUCH CHANNELS. MOREOVER, TO THE EXTENT THAT OTHER DISTRIBUTION CHANNELS GAIN POPULAR ACCEPTANCE, IT IS POSSIBLE THAT DEMAND FOR EXISTING DISTRIBUTION CHANNELS, SUCH AS DVDS, WILL DECREASE. IF THE COMPANY IS UNABLE TO EXPLOIT NEW DISTRIBUTION CHANNELS TO THE SAME EXTENT EXPECTED AS EXISTING CHANNELS. COMPANY'S BUSINESS, OPERATIONS OR FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED.

13. PICTURE'S LIABILITIES – THE COMPANY WILL ACTIVELY PARTICIPATE IN THE PRODUCTION AND DISTRIBUTION OF THE PICTURE. BECAUSE INSURANCE COVERING SUCH LIABILITY MAY NOT BE AVAILABLE AT A REASONABLE COST, OR MAY SIMPLY NOT BE OBTAINED, THE ASSETS OF THE COMPANY MAY BE EXPOSED TO OPERATING RISKS THAT MAY ARISE FROM THE CREATION, EXPLOITATION AND DISPOSITION OF THE PICTURE.

C. MANAGERS' DISCRETION REGARDING PRODUCTION AND DISTRIBUTION MATTERS

1. SUBJECT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT, THE MANAGERS HAVE RESERVED THE SPECIFIC AUTHORITY TO ENTER INTO AGREEMENTS ON BEHALF OF THE COMPANY WITH MOTION PICTURE OR TELEVISION STUDIOS, DISTRIBUTORS AND/OR OTHER THIRD PARTIES PURSUANT TO WHICH THE COMPANY, IN EXCHANGE FOR SUCH STUDIOS', DISTRIBUTORS AND/OR OTHER THIRD PARTIES' ASSISTANCE IN PRODUCING, DISTRIBUTING AND/OR OTHERWISE EXPLOITING THE PICTURE, MAY COMMIT TO PAY SUCH PARTIES OUT OF REVENUES GENERATED BY THE PICTURE AT A POINT IN THE PICTURE'S REVENUE STREAM PRIOR TO COMPANY'S RECEIPT OF ITS GROSS PROCEEDS. SUCH AGREEMENTS MAY INCLUDE, BUT ARE NOT LIMITED TO, FLAT FEE ARRANGEMENTS, NEGATIVE PICKUP DEALS OR AN OUTRIGHT SALE OF THE PICTURE, IF IN THE JUDGMENT OF THE MANAGERS; SUCH A SALE WOULD BE IN THE BEST INTEREST OF THE COMPANY. IN ADDITION, SUBJECT TO THE TERMS AND CONDITIONS OF THE LLC AGREEMENT, THE MANAGERS HAVE RESERVED THE RIGHT (1) TO PRODUCE THE PICTURE AND SEEK THE MOST ADVANTAGEOUS DISTRIBUTION AGREEMENT FOR THE PICTURE, AND (2) TO ENTER INTO AGREEMENTS ON BEHALF OF THE COMPANY WHICH PROVIDE THAT PERSONS RENDERING SERVICES OR OTHER MATERIALS OR FACILITIES IN CONNECTION WITH THE DEVELOPMENT, PRODUCTION, DISTRIBUTION OR OTHER EXPLOITATION OF THE PICTURE SHALL RECEIVE, AS SALARY OR OTHER COMPENSATION, DEFERRED AMOUNTS OR A PERCENTAGE PARTICIPATION IN COMPANY REVENUE. SUCH RELIANCE ON THE JUDGMENT AND DISCRETION OF THE

MANAGERS PLACE A GREATER EMPHASIS ON THE SKILLS AND JUDGMENT OF THE MANAGERS, AND THE MANAGERS' ADVISORS AND THEREFORE MAKES IT IMPERATIVE THAT PROSPECTIVE NON-MANAGING MEMBERS CAREFULLY EXAMINE THE ABILITIES OF SUCH MANAGERS AND THE MANAGERS' ASSOCIATES BEFORE CHOOSING TO PROVIDE ANY SUBSCRIPTION HEREUNDER.

2.   DISTRIBUTIONS AND LIQUIDITY - DISTRIBUTION OF THE COMPANY'S PROCEEDS TO THE MEMBERS WILL PROVIDE A PRIMARY SOURCE OF DISTRIBUTABLE CASH OR SECURITIES TO THE MEMBERS. THE MANAGERS WILL HAVE ABSOLUTE DISCRETION IN THE TIMING OF SUCH DISTRIBUTIONS, IF ANY, SUBJECT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT. THERE CAN BE NO ASSURANCE THAT THERE WILL BE ANY DISTRIBUTIONS OR THAT AGGREGATE DISTRIBUTIONS, IF ANY, WILL EQUAL OR EXCEED THE MEMBERS' INVESTMENT IN THE COMPANY.

D.   INVESTMENT-RELATED RISK

1.   AN INVESTOR WHO PURCHASES INTERESTS IN THE COMPANY SHOULD BE AWARE THAT THE INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE AND THAT SUCH INVESTOR RISKS LOSING HIS, HER OR ITS ENTIRE INVESTMENT.

2.   ILLIQUIDITY OF INVESTMENT – THERE IS NO PUBLIC MARKET FOR THE INTERESTS AND ONE IS NOT EXPECTED TO DEVELOP. EACH INVESTOR SHOULD BE AWARE THAT HE/SHE/OR IT MUST BEAR THE RISKS OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME BECAUSE ANY TRANSFER, SALE OR ASSIGNMENT OF THE INTERESTS IS SUBJECT TO THE CONSENT OF THE MANAGERS IN ITS DISCRETION. FURTHERMORE, THE INTERESTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY OTHER APPLICABLE LAW, AND THEREFORE, CANNOT BE SOLD AND MUST BE HELD INDEFINITELY UNLESS THEY ARE SUBSEQUENTLY REGISTERED UNDER THE ACT, AND ANY OTHER APPLICABLE LAW, OR, IN THE OPINION OF THE MANAGERS, EXEMPTIONS FROM SUCH REGISTRATION ARE AVAILABLE. ANY SUCH REGISTRATION IS UNLIKELY TO OCCUR IN THE FUTURE. IN ADDITION, NO SALE, TRANSFER OR ASSIGNMENT OF AN INTEREST WILL BE PERMITTED IF, IN THE OPINION OF COUNSEL FOR THE COMPANY, SUCH SALE, TRANSFER OR ASSIGNMENT WOULD VIOLATE THE STATUS OF THE ORIGINAL SALE OF THE INTERESTS WHICH FORMED THE BASIS FOR THE EXEMPTION FROM REGISTRATION UNDER THE ACT, OR ANY APPLICABLE STATE SECURITIES LAWS, PURSUANT TO WHICH SUCH INTERESTS WERE OFFERED, OR CAUSE A TERMINATION OF THE ENTITY'S TREATMENT AS A COMPANY FOR FEDERAL INCOME TAX PURPOSES. AS A RESULT OF THESE RESTRICTIONS, MEMBERS MAY NOT BE ABLE TO LIQUIDATE THEIR INVESTMENT IN THE EVENT OF AN EMERGENCY, AND THE INTERESTS MAY NOT BE READILY ACCEPTED AS COLLATERAL FOR A LOAN.

3.   INHERENT UNCERTAINTY OF PROJECTIONS – THE INDICATIVE CASHFLOWS AND CERTAIN FORWARD LOOKING STATEMENTS ARE BASED ON CERTAIN ASSUMPTIONS AND OTHER INFORMATION AVAILABLE TO THE MANAGERS. HOWEVER, THE UNDERLYING ESTIMATES, ASSUMPTIONS AND FUTURE EVENTS ARE INHERENTLY UNCERTAIN, AND UNANTICIPATED EVENTS MAY OCCUR WHICH WOULD CAUSE ACTUAL RESULTS TO VARY, PERHAPS MATERIALLY FROM ANY FORECASTED RESULTS. EACH INVESTOR SHOULD BE AWARE THAT MANY FILMS DO NOT GET RELEASED OR IF RELEASED ARE NOT COMMERCIALLY SUCCESSFUL, AND LOSE MONEY. AS A CONSEQUENCE, EACH INVESTOR SHOULD BE AWARE THAT NEITHER THE COMPANY NOR THE MANAGERS GUARANTEE OR WARRANT ANY SPECIFIC PROJECTED RESULT OF AN INVESTMENT IN THE COMPANY. ACCORDINGLY, INVESTORS SHOULD RETAIN AND RELY UPON THE ADVICE OF THEIR OWN PROFESSIONAL ADVISORS WITH RESPECT TO THEIR INDIVIDUAL SUITABILITY FOR AN INVESTMENT IN THE COMPANY AND THE TAX CONSEQUENCES RESULTING THEREFROM.

THE FOREGOING LIST OF RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE COMPANY.

EXHIBIT F
TAX CONSIDERATIONS

BECAUSE OF THE COMPLEXITIES OF THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY, PARTICIPATION IN THE COMPANY SHOULD BE CONSIDERED BY A PROSPECTIVE INVESTOR ONLY AFTER OBTAINING ADEQUATE TAX COUNSELING FROM THE PROSPECTIVE INVESTOR'S OWN TAX ADVISOR, AND THIS OFFERING IS MADE ON THAT BASIS. IN PARTICULAR, NO PROSPECTIVE INVESTOR SHOULD INVEST IN THE INTERESTS FOR THE PURPOSE OF OBTAINING A TAX BENEFIT WITHOUT CONSULTING HIS, HER OR ITS OWN TAX ADVISOR.

PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE INTERNAL REVENUE SERVICE ("IRS") MAY NOT AGREE WITH ALL TAX POSITIONS TAKEN BY THE COMPANY AND THAT CHANGES IN THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR THE REGULATIONS OR RULINGS OR OTHER DECISIONS AFTER THE DATE OF THIS MEMORANDUM MAY ADVERSELY AFFECT THE TAX ASPECTS OF AN INVESTMENT IN THE COMPANY.

THE FOLLOWING IS MERELY A SUMMARY OF SOME IMPORTANT FEDERAL INCOME TAX RISKS AND CONSIDERATIONS AFFECTING THE COMPANY AND PROSPECTIVE INVESTORS. IT DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL THE PROVISIONS DISCUSSED NOR A COMPLETE LISTING OF ALL POTENTIAL TAX RISKS. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE EXTENT TO WHICH THESE RULES WILL AFFECT THEM.

1.   SCOPE OF THE DISCUSSION; CHANGES IN TAX LAWS – THE FOLLOWING GENERAL DISCUSSION OF CERTAIN OF THE FEDERAL INCOME TAX ASPECTS OF AN INVESTMENT IN THE COMPANY IS BASED UPON THE CURRENT PROVISIONS OF THE CODE, THE EXISTING AND PROPOSED REGULATIONS THEREUNDER ("REGULATIONS"), PUBLISHED RULINGS AND PROCEDURES OF THE IRS, AND COURT DECISIONS. NO ASSURANCE CAN BE GIVEN THAT LEGISLATIVE OR ADMINISTRATIVE CHANGES OR COURT DECISIONS WILL NOT OCCUR THAT WOULD REQUIRE SIGNIFICANT MODIFICATION OF THE STATEMENTS EXPRESSED IN THIS SECTION, NOR CAN ASSURANCE BE GIVEN THAT SUCH CHANGES MAY NOT BE RETROACTIVE WITH RESPECT TO TRANSACTIONS ENTERED INTO PRIOR TO THE OCCURRENCE OF SUCH CHANGES. THE COMPANY HAS NOT REQUESTED, AND DOES NOT INTEND TO REQUEST, ANY TAX RULINGS FROM THE IRS OR AN OPINION OF LEGAL COUNSEL WITH RESPECT TO ANY TAX ASPECTS OF AN INVESTMENT IN THE COMPANY.

2.   COMPANY CLASSIFICATION – THE COMPANY WILL LIKELY BE TREATED AS A PARTNERSHIP FOR US FEDERAL INCOME TAX PURPOSES UNLESS AN ELECTION IS MADE TO TREAT THE COMPANY AS A CORPORATION. THE MANAGERS MAY MAKE AN ELECTION TO TREAT THE COMPANY AS A CORPORATION. A PARTNERSHIP IS NOT SUBJECT, AS AN ENTITY, TO FEDERAL INCOME TAX. INSTEAD, EACH MEMBER IS REQUIRED TO TAKE INTO ACCOUNT, IN DETERMINING HIS OR HER OR ITS FEDERAL INCOME TAX, HIS OR HER OR ITS DISTRIBUTIVE SHARE OF THE COMPANY'S INCOME, GAINS, LOSSES, DEDUCTIONS AND CREDITS, WHETHER OR NOT ANY ACTUAL CASH DISTRIBUTIONS ARE MADE TO SUCH MEMBER. A MEMBER OF A PARTNERSHIP MAY OFFSET HIS OR HER OR ITS SHARE OF COMPANY LOSSES IN A TAXABLE YEAR AGAINST HIS OR HER OR ITS INCOME FROM OTHER SOURCES IN SUCH YEAR, SUBJECT TO CERTAIN LIMITATIONS, INCLUDING THE BASIS, AT-RISK, AND PASSIVE ACTIVITY LOSS LIMITATIONS.

3.   INSUFFICIENT CASH DISTRIBUTIONS – EACH MEMBER IS REQUIRED TO TAKE INTO ACCOUNT IN DETERMINING HIS OR HER OR ITS FEDERAL INCOME TAX LIABILITY HIS OR HER OR ITS DISTRIBUTIVE SHARE OF INCOME, GAINS, LOSSES, DEDUCTIONS AND CREDITS OF THE COMPANY IRRESPECTIVE OF ANY CASH DISTRIBUTIONS MADE TO SUCH MEMBER DURING THE TAXABLE YEAR. NO GUARANTEED MINIMUM ANNUAL DISTRIBUTION IS INTENDED WITH RESPECT TO THE INTERESTS. IF AND WHEN A

CASH DISTRIBUTION IS MADE TO THE MEMBERS, THERE CAN BE NO ASSURANCE THAT IT WILL BE SUFFICIENT TO SATISFY THE INCOME TAX LIABILITY RESULTING FROM THE OWNERSHIP OF INTERESTS.

4.   OVERVIEW OF THE TREATMENT OF CERTAIN DEDUCTIONS – THE COMPANY WILL ATTEMPT TO DEDUCT ALL OF THE ITEMS DESCRIBED BELOW IN THE TIME AND MANNER SET FORTH BELOW AT AS EARLY A TIME AS THE MANAGERS BELIEVE THE LAW PERMITS. HOWEVER, THERE ARE MANY FACTUAL AND LEGAL QUESTIONS INVOLVED WITH RESPECT TO THE AVAILABILITY AND TIMING OF DEDUCTIONS, ONLY SOME OF WHICH ARE DISCUSSED BELOW, AND THERE CAN BE NO ASSURANCE THAT DEDUCTIONS CLAIMED BY THE COMPANY WILL BE ACCEPTED BY THE IRS OR BY A COURT IN ALL INSTANCES.

5.   ALLOCATIONS – EACH MEMBER'S ALLOCABLE SHARE OF OVERALL NET INCOME OR LOSS, AS WELL AS ANY ITEM OF INCOME, GAIN, LOSS, DEDUCTION OR CREDIT RECOGNIZED BY THE COMPANY, WILL BE BASED UPON THE VARIOUS ALLOCATIONS OF SUCH ITEMS SET FORTH HEREIN, UNLESS THE ALLOCATION IS FOUND NOT TO HAVE "SUBSTANTIAL ECONOMIC EFFECT". THE MANAGERS BELIEVE THAT THE ALLOCATIONS SHOULD HAVE SUBSTANTIAL ECONOMIC EFFECT BECAUSE THE MANAGERS INTEND TO MAINTAIN CAPITAL ACCOUNTS IN ACCORDANCE WITH THE REGULATIONS, DISTRIBUTE LIQUIDATION PROCEEDS IN ACCORDANCE WITH THE MEMBERS' CAPITAL ACCOUNT BALANCES, AND INCLUDE IN THE OPERATING AGREEMENT QUALIFIED INCOME OFFSET AND MINIMUM GAIN CHARGE-BACK PROVISIONS. IN ADDITION, ALLOCATIONS ATTRIBUTABLE TO NON-RECOURSE DEBT, IF ANY, WILL BE DETERMINED NO DIFFERENTLY THAN ANY OTHER ALLOCATIONS.

SHOULD THE IRS, ON AUDIT, MAKE A DETERMINATION WITH RESPECT TO ANY TAX ASPECTS OF THE COMPANY, WHICH THE MANAGERS DEEM IS DETRIMENTAL TO THE COMPANY OR THE MEMBERS, THE MANAGERS MAY EMPLOY ANY LEGAL MEANS NECESSARY TO CHALLENGE AND/OR DEFEND AGAINST THE IRS' DETERMINATION. THIS COULD INVOLVE THE INCURRENCE OF SIGNIFICANT LEGAL AND ACCOUNTING FEES.

6.   LIMITATIONS OF DEDUCTION OF LOSSES – A MEMBER WILL BE SUBJECT TO CERTAIN LIMITATIONS RELATED TO THE ABILITY TO DEDUCT LOSSES ALLOCATED FROM THE COMPANY TO HIM OR HER OR IT DURING ANY YEAR. DUE TO THE PASSIVE ACTIVITY LOSS LIMITATION AND OTHER LIMITATIONS DESCRIBED HEREIN, NO MEMBER SHOULD ASSUME, AND NO REPRESENTATION IS MADE HEREIN, THAT A TAX DEDUCTION OR CREDIT WILL BE AVAILABLE TO HIM OR HER OR IT FROM THE COMPANY TO REDUCE SUCH MEMBER'S FEDERAL INCOME TAX OR FEDERAL TAXABLE INCOME.

7.   BASIS LIMITATION – A MEMBER IS ALLOWED TO DEDUCT HIS OR HER OR ITS DISTRIBUTIVE SHARE OF THE COMPANY'S LOSSES OR DEDUCTIONS FOR ANY TAXABLE YEAR ONLY TO THE EXTENT OF THE MEMBER'S ADJUSTED BASIS OF HIS OR HER OR ITS INTERESTS AT THE END OF SUCH YEAR. LOSSES THAT EXCEED SUCH ADJUSTED BASIS MAY BE CARRIED FORWARD INDEFINITELY AND, SUBJECT TO OTHER APPLICABLE LIMITATIONS, DEDUCTED IN SUCCEEDING YEARS TO THE EXTENT SUCH ADJUSTED BASIS AT THE END OF EACH SUCH SUCCEEDING YEAR EXCEEDS ZERO BEFORE REDUCTION BY ANY LOSS FOR SUCH YEAR. IN ADDITION, ANY MONEY DISTRIBUTED (OR DEEMED DISTRIBUTED) TO A MEMBER IN EXCESS OF HIS OR HER OR ITS ADJUSTED BASIS IN HIS OR HER OR ITS INTERESTS WILL BE TAXED AS GAIN FROM THE SALE OR EXCHANGE OF HIS OR HER OR ITS INTERESTS.

8.   PASSIVE ACTIVITY LOSS LIMITATION – THE INTERESTS SHOULD BE TREATED AS AN INVESTMENT IN A PASSIVE ACTIVITY, AND THE MEMBERS WILL NOT BE ACTIVELY OR MATERIALLY PARTICIPATING IN THE MANAGEMENT OF THE COMPANY. THUS, LOSSES GENERATED BY THE COMPANY AND ALLOCATED TO A MEMBER MAY DEDUCT IN ANY TAXABLE YEAR SOLELY TO THE EXTENT OF SUCH MEMBER'S PASSIVE ACTIVITY INCOME AND CREDITS GENERALLY WILL BE LIMITED TO THE TAX ALLOCABLE TO THE PASSIVE ACTIVITIES. ANY DISALLOWED LOSS OR CREDIT FROM A PASSIVE

ACTIVITY WILL BE TREATED AS A DEDUCTION OR CREDIT ALLOCABLE TO SUCH ACTIVITY IN THE NEXT TAXABLE YEAR. THE PASSIVE LOSS RULES PROVIDE THAT UPON A FULLY TAXABLE DISPOSITION OF THE TAXPAYER'S ENTIRE INTEREST IN A PASSIVE ACTIVITY, ANY SUSPENDED LOSSES WILL BE DEDUCTIBLE WITHOUT REGARD TO THE AMOUNT OF PASSIVE INCOME. HOWEVER, CREDITS THAT ARE NOT RELATED TO THE MEASUREMENT OF REAL ECONOMIC LOSSES OF THE TAXPAYER WILL NOT BECOME ALLOWABLE MERELY BY REASON OF A DISPOSITION, BUT ONLY WHEN SUFFICIENT TAX ON PASSIVE INCOME IS REALIZED. THE PASSIVE LOSS RULES APPLY TO INDIVIDUALS, ESTATES, TRUSTS, CLOSELY-HELD CORPORATIONS AND ANY PERSONAL SERVICE CORPORATION. INCOME ALLOCABLE TO A MEMBER WILL GENERALLY BE FILM INCOME, AND MEMBERS SUBJECT TO THE PASSIVE ACTIVITY LOSS RULES WILL NOT BE ABLE TO DEDUCT PASSIVE LOSSES AGAINST SUCH INCOME.

9.   AT-RISK LIMITATION – EACH MEMBER'S DEDUCTION OF HIS OR HER OR ITS SHARE OF ALLOCABLE LOSSES FROM THE COMPANY WILL BE LIMITED TO SUCH MEMBER'S CASH CONTRIBUTIONS PLUS THE MEMBER'S SHARE OF ANY QUALIFIED NON-RECOURSE FINANCING.

10.   CAPITAL LOSS LIMITATION – NON-CORPORATE MEMBERS ARE ABLE TO DEDUCT CAPITAL LOSSES SOLELY TO THE EXTENT OF CAPITAL GAINS PLUS $3,000. CORPORATE MEMBERS ARE ABLE TO DEDUCT CAPITAL LOSSES SOLELY TO THE EXTENT OF CAPITAL GAINS. UNUSED CAPITAL LOSSES MAY BE CARRIED FORWARD TO FUTURE TAX YEARS.

11.   MISCELLANEOUS ITEMIZED EXPENSES – A NON-CORPORATE MEMBER'S DEDUCTION OF MISCELLANEOUS ITEMIZED EXPENSES IS LIMITED TO THE EXCESS OF THOSE AMOUNTS OVER 2% OF THE INDIVIDUAL'S ADJUSTED GROSS INCOME. THIS LIMITATION MAY APPLY TO NON-CORPORATE MEMBER'S SHARE OF THE COMPANY'S EXPENSES. ALSO, SUCH EXPENSES WILL NOT BE ALLOWED IN CALCULATING ALTERNATIVE MINIMUM TAXABLE INCOME.

12.   CASH DISTRIBUTIONS – CASH DISTRIBUTIONS GENERALLY WILL NOT BE TAXABLE AS INCOME TO A MEMBER TO THE EXTENT OF HIS OR HER OR ITS BASIS IN HIS OR HER OR ITS INTERESTS IMMEDIATELY BEFORE THE DISTRIBUTION, BUT THE AMOUNT RECEIVED WILL REDUCE THE BASIS OF SUCH INTERESTS (BUT NOT BELOW ZERO). CASH DISTRIBUTIONS IN EXCESS OF SUCH BASIS GENERALLY WILL BE CONSIDERED TO BE GAIN FROM THE SALE OR EXCHANGE OF THE MEMBER'S INTERESTS, TAXABLE IN ACCORDANCE WITH THE RULES DESCRIBED BELOW WITH RESPECT TO A SALE OR OTHER DISPOSITION OF INTERESTS. A REDUCTION IN A MEMBER'S SHARE OF COMPANY LIABILITIES MAY BE TREATED AS A DISTRIBUTION OF CASH TO SUCH MEMBER.

13.   SALE OR OTHER DISPOSITION OF INTERESTS – GAIN OR LOSS REALIZED ON THE SALE OR EXCHANGE OF ALL OR PART OF A MEMBER'S INTERESTS WILL GENERALLY BE TREATED AS CAPITAL GAIN OR LOSS. A CAPITAL LOSS UPON A SALE OR EXCHANGE MAY BE SUBJECT TO SEVERE LIMITATIONS ON DEDUCTIBILITY ON THE MEMBERS' TAX RETURNS.

14.   STEP-UP IN BASIS ELECTION – IN THE CASE OF A TRANSFER OF A COMPANY INTEREST BY SALE OR AS A RESULT OF THE DEATH OF A MEMBER, THE TRANSFEREE OF SUCH COMPANY INTEREST IS TREATED AS THOUGH HE OR SHE HAD ACQUIRED AN INTEREST DIRECTLY IN HIS, HER OR ITS SHARE OF THE ASSETS OF THE COMPANY, WITH A NEW TAX BASIS FOR SUCH ASSETS EQUAL IN THE AGGREGATE TO THE TRANSFEREE'S BASIS IN HIS OR HER OR ITS COMPANY INTEREST AT THE DATE OF ACQUISITION. THE MANAGERS HAVE THE RIGHT, IN THEIR SOLE AND ABSOLUTE DISCRETION, TO MAKE OR DECLINE TO MAKE AN ELECTION WHICH WOULD RESULT IN SUCH TRANSFEREE OBTAINING THE BENEFIT OF A "STEPPED-UP" BASIS FOR PURPOSES OF DETERMINING GAIN OR LOSS ON THE SALE OF THE COMPANY'S ASSETS, IF SUCH TRANSFEREE'S BASIS IS GREATER THAN HIS OR HER OR ITS SHARE OF THE COMPANY'S BASIS FOR ITS ASSETS. THE FAILURE TO MAKE SUCH AN ELECTION DOES NOT AFFECT THE RIGHT OF THE MANAGERS TO MAKE OR DECLINE TO MAKE SUBSEQUENT ELECTIONS. THE

MANAGERS' DECISION REGARDING THE MAKING OF SUCH AN ELECTION SHALL BE MADE IN THE BEST INTEREST OF THE COMPANY BASED ON THE ADVICE OF COUNSEL AND THE COMPANY'S ACCOUNTANTS.

15.   LIQUIDATION OF THE COMPANY – A MEMBER WILL NOT ORDINARILY RECOGNIZE GAIN OR LOSS UPON TERMINATION OF THE COMPANY AND DISTRIBUTION OF THE COMPANY'S ASSETS TO THE MEMBERS. HOWEVER, GAIN WOULD BE RECOGNIZED TO THE EXTENT OF ANY CASH DISTRIBUTION IN EXCESS OF THE ADJUSTED BASIS OF THE MEMBER'S INTEREST IN THE COMPANY IMMEDIATELY BEFORE DISTRIBUTION. GENERALLY, A LOSS WOULD NOT BE RECOGNIZED UNLESS A MEMBER RECEIVES ONLY CASH AND THEN ONLY TO THE EXTENT THAT THE MEMBER'S ADJUSTED TAX BASIS IN HIS OR HER OR ITS COMPANY INTEREST EXCEEDS THE SUM OF ANY CASH RECEIVED.

16.   TAX ACCOUNTING – THE COMPANY WILL BE REQUIRED TO FILE AN INFORMATION TAX RETURN. THE MANAGERS INTEND TO PROVIDE INFORMATION ON ITS OPERATIONS TO ALL MEMBERS (AND ANY ASSIGNEES OF INTERESTS NOT YET ADMITTED AS SUBSTITUTED MEMBERS) WITHIN 90 DAYS AFTER THE CLOSE OF EACH FISCAL YEAR OF THE COMPANY FOR THE MEMBERS' USE IN PREPARATION OF THEIR INCOME TAX RETURNS